UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005.

Commission File Number: 001-31221

Total number of pages: 80

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	English translation of Notice of Convocation of the 14th Ordinary General Meeting of Shareholders.
2.	English translation of report to shareholders regarding the 14th fiscal year of NTT DoCoMo, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: June 1, 2005	By:	/S/ WATARU KAGAWA
Wataru Kagawa Head of Investor Relations

[Translation]
May 30, 2005
To Shareholders
NTT DoCoMo, Inc.
11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo
Japan
Masao Nakamura
President and CEO

NOTICE OF CONVOCATION OF

THE 14th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that the 14th Ordinary General Meeting of Shareholders of the Company (“Meeting”) will be held as described below.

If on the appointed day you cannot be present, please review the “Reference Materials Pertaining to Exercise of Voting Rights” enclosed herein, indicate your votes for or against the matters set forth on the enclosed proxy voting form, impress your seal thereon, and return the form via postal mail; or, if you use a cellular handset compatible with “i-mode” or a personal computer, you may access our proxy voting site on the Internet at http://koushi.ufjtrustbank.co.jp/ in accordance with the procedures described on pages 18-21 herein, and input your preferences.

When exercising voting rights via the Internet, please carefully observe the cautions noted herein.

Details

1. Date and Time:	Tuesday, June 21, 2005 at 10:00 a.m.

2. Place of the Meeting:	Tsuru-no-ma, The Main Banquet Floor (1st Floor)
Hotel New Otani
4-1, Kioi-cho, Chiyoda-ku, Tokyo
Japan

3. Matters to be dealt with at the Meeting:

Matters to be reported:

1)	Report on Business Report and Statement of Income for the 14th Fiscal Year (from April 1, 2004 to March 31, 2005), and Balance Sheet as of March 31, 2005.

2)	Report on Results of Audit of Consolidated Financial Statements by Registered Public Accountants and Board of Corporate Auditors.

Matters to be resolved:

First Item of Business:	Approval of Proposed Appropriation of Retained Earnings for the 14th Fiscal Year

Second Item of Business:	Repurchase of shares

A summary of this item appears in the section entitled “Reference Materials Pertaining to Exercise of Voting Rights” on page 3 herein, below.

Third Item of Business:	Partial amendment to the Articles of Incorporation

A summary of this item appears in the “Reference Materials Pertaining to Exercise of Voting Rights” on page 3-4 herein, below.

Fourth Item of Business:	Election of three (3) Directors

Fifth Item of Business:	Election of one (1) Corporate Auditor

Sixth Item of Business:	Award of Retirement Benefits Payments to Retiring Directors and Corporate Auditor

Seventh Item of Business:	Amendment to Compensation of Directors

A copy of the financial statements and a certified copy of the Independent Auditor’s Report on the financial statements required to be attached to this Notice are as stated in the “Report for the 14th Fiscal Year” (from page 2 to page 44) attached hereto.

If you attend the Meeting in person, please present the enclosed voting form to the receptionist at the Meeting.

Reference Materials Pertaining to Exercise of Voting Rights

1.	Total Number of Voting Rights Held by All Shareholders:

46,270,315 voting rights

2.	Items of Business and Matters for Reference:

First Item of Business: Approval of Proposed Appropriation of Retained Earnings for the 14th Fiscal Year

The proposal for appropriation of retained earnings of the Company for this fiscal year is as stated in the “Report for the 14th Fiscal Year” (page 48) attached hereto.

Taking into account results of operations and the management environment, the Company distributes dividends with the aim of providing continuous stable dividends while trying to enhance its financial condition and secure internal reserves.

It is proposed that the Company declare a year-end dividend of ¥1,000 per share. The Company paid an interim dividend of ¥1,000 a share in November 2004, and accordingly, the aggregate amount of annual dividends for this fiscal year will be ¥2,000 per share.

Second Item of Business: Repurchase of Shares

In order to improve capital efficiency, and to implement a capital strategy that can flexibly respond to changes in the management environment, it is proposed that the Company repurchase up to 2,200,000 shares of its common stock, up to an aggregate repurchase price of ¥400,000 million, during the term between the close of this Ordinary General Meeting of Shareholders and the close of the next following Ordinary General Meeting of Shareholders, pursuant to the provisions of Article 210 of the Commercial Code of Japan.

Third Item of Business: Partial Amendment to the Articles of Incorporation

1.	Reasons for Amending the Articles of Incorporation of the Company

(1)	To prepare for future expansion of business domains and to clarify the lines of business of the Company, it is proposed that the Company amend its Articles of Incorporation to add clauses to the Company’s purposes in Article 2.

(2)	Because the “Law Concerning Partial Amendments to the Commercial Code etc., Concerning the Introduction of Electronic Public Notice System,” (Law No. 87 of 2004) became effective on February 1, 2005, it is proposed that the Company amend its Articles of Information to change the method of public notice from currently Nihon Keizai Shimbun to electronic means, and define contingency procedures in the event that it cannot post public notice using electronic means.

(3)	Because the Company retired 1,480,000 shares of its own common stock on March 31, 2005, based on a resolution by the Board of Directors pursuant to Article 212 of the Commercial Code, it is proposed to amend the total number of the Company’s issued stocks accordingly.

(4)	Because the Company has decided to introduce a Corporate Officer system with the aim to clarify the role of the Board of Directors as a body for management supervision and further strengthen the its business execution capability, it is proposed to change the number of Directors from currently “not more than 43” to “not more than 15”.

In accordance with above, it is proposed that the following numbering changes be made to the Articles of Incorporations of the Company.

2.	Contents of Amendments to the Articles of Incorporation of the Company

The contents of the proposed amendments to the Articles of Incorporation of the Company are as follows:

(Provisions proposed to be amended are underlined.)

Current Articles of Incorporation	Proposed amendments
(Purposes)	(Purposes)
Article 2. The purpose of the Company shall be to engage in the following businesses	Article 2. The purpose of the Company shall be to engage in the following businesses
1-11 (omitted)	1-11 (Same as present)
(newly created)	12 Credit card business
(newly created)	13 Issuance, sales and administration of electronic money and other electronic value information (that can be used to purchase, use or exchange commodities, information or services).
12-17 (omitted)	14-19 (Same as present)

Article 3. (omitted)	Article 3. (Same as present)

(Method of Public Notice)	(Method of Public Notice)
Article 4. Public notices of the Company shall be given in the Nihon Keizai Shimbun	Article 4. Public notices of the Company shall be given by electronic means. However, in the event that electronic public notices cannot be provided due to accidents or other unavoidable circumstances, public notices shall be given in the Nihon Keizai Shimbun.

(Total number of shares to be issued)	(Total number of shares to be issued)
Article 5. The total number of shares authorized to be issued by the Company shall be one hundred and ninety-one million and five hundred thousand (191,500,000) shares.	Article 5. The total number of shares authorized to be issued by the Company shall be one hundred and ninety million and twenty thousand (190,020,000) shares.

Articles 6-14 (omitted)	Articles 6-14 (Same as present)

(Number of Directors)	(Number of Directors)
Article 15. The Company shall have not more than forty-three (43) Directors.	Article 15. The Company shall have not more than fifteen (15) Directors.

Fourth Item of Business: Election of 3 Directors

As the terms of office of 5 Directors, Mr. Kei-ichi Enoki, Mr.Yasuhiro Kadowaki, Mr. Shunichi Tamari, Mr. Bunya Kumagai, and Mr. Masayuki Yamamura, will expire at the close of this Meeting, it is proposed that 3 Directors be elected.

The company decided to introduce a Corporate Officer system with the aim to clarify the role of the Board of Directors as a body for management supervision and further strengthen the its business execution function. Accordingly, 9 Directors, Mr. Hideki Niimi, Mr. Yojiro Inoue, Mr. Seiji Tanaka, Mr. Hiroaki Nishioka, Mr. Fumio Nakanishi, Mr. Akio Ooshima, Mr. Masatoshi Suzuki, Mr. Fumio Iwasaki, and Mr. Tsuyoshi Nishiyama will resign at the close of this meeting and be newly appointed as Corporate Officers.

The candidates for Director positions are as follows:

Candidate Number	Name (Date of Birth)	History and Positions		Number of the Company Shares Owned
		April 1974	Entered NTT Public Corporation

		January 1996	General Manager of Ibaraki Branch of the Company

		June 1998	Managing Director of Personnel Development Department of the Company

1	Kenji Ohta (October 1, 1949)	June 2000	Managing Director of Global Coordination Department of the Company	10

		June 2003	Senior Vice President and General Manager of Fukuoka Branch of NTT DoCoMo Kyushu

		June 2004	Executive Vice President and Managing Director of Marketing Division of NTT DoCoMo Kyushu

		April 1977	Entered NTT Public Corporation

		July 1999	General Manager of Interconnection Promotion Department of Nippon Telegraph and Telephone West Corporation (“NTT West”)

		July 2003	Managing Director of Personnel Development Office, Senior Manager of Corporate Strategy Planning Department of NTT DoCoMo Hokkaido

2	Noriaki Ito (April 3, 1952)	September 2003	Managing Director of Corporate Strategy Planning Department, Managing Director of Personnel Development Office of NTT DoCoMo Hokkaido	10

		December 2003	Managing Director of Corporate Strategy Planning Department of NTT DoCoMo Hokkaido

		June 2004	Representative Director and Managing Director of Corporate Strategy Planning Department of NTT DoCoMo Hokkaido [Other Principal Directorship] Representative Director of NTT DoCoMo Hokkaido, Inc.

		April 1981	Entered NTT Public Corporation

		April 1999	Senior Manager of Planning Department of NTT East Provisional Headquarters, and Senior Manager of Department V of NTT-Holding Provisional Headquarters of Nippon Telegraph and Telephone Corporation (“NTT)

3	Sakuo Sakamoto (October 15, 1958)	July 1999	Senior Manager, Planning Department of Nippon Telegraph and Telephone East Corporation (“NTT East”)	10

		January 2003	Senior Manager, Personnel Department of NTT East

		July 2003	Senior Manager of Department I, and Senior Manager of Broadband Promotion Office of NTT

		February 2004	Senior Manager of Department I of NTT

(Note) Sakuo Sakamoto satisfies the requirements for an outside member of the board of directors, as set forth in Article 188-2, paragraph 7(2) of the Commercial Code.

Fifth Item of Business:	Election of 1 Corporate Auditor

As the term of office of Mr. Satoshi Fujita will expire at the close of this Meeting, it is proposed that one Corporate Auditor be elected.

The candidate therefor, to whom the Board of Corporate Auditors has given its approval, is as follows:

Candidate Number	Name (Date of Birth)	History and Positions		Number of the Company Shares Owned
		April 1967	Entered NTT Public Corporation

		July 1991	General Manager, Construction and Property System Marketing Department, Corporate Communications System Headquarters of NTT

		June 1992	General Manager, Fair Market Competition Office of NTT

		July 1994	General Manager of Central Training Center of NTT

1	Kazuo Yamanaka (July 11, 1942)	June 1997	President of STE Telecommunication Engineering Co. Ltd.	10

June 2003

President of NTT LOGISCO Inc.

[Other Principal Directorship]

President and Representative Director of NTT LOGISCO Inc.

President and Representative Director of NTT LOGISCO Service Inc.

President and Representative Director of NTT LOGISCO Information Service Inc.

(Note)

1.	Kazuo Yamanaka is President of NTT LOGISCO Inc, with which the Company has entered into entrustment contracts for logistics.

2.	Kazuo Yamanaka is a candidate for an external corporate auditor, as set forth in Clause 1, Article 18 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc., of Kabushiki-Kaisha.

Sixth Item of Business:	Award of Retirement Benefits Payments to Retiring Directors and a Corporate Auditor

It is proposed that retirement benefits payments be awarded to 14 Directors, Mr. Keiji Tachikawa, who retired on November 14, 2004, Mr. Kei-ichi Enoki, Mr. Yasuhiro Kadowaki, Mr. Shunichi Tamari, Mr. Hideki Niimi, Mr. Yojiro Inoue, Mr. Bunya Kumagai, Mr. Seiji Tanaka, Mr. Hiroaki Nishioka, Mr. Fumio Nakanishi, Mr. Akio Ooshima, Mr. Masatoshi Suzuki, Mr. Fumio Iwasaki, and Mr. Tsuyoshi Nishiyama, who will resign at the close of this Meeting, and Corporate Auditor Mr. Satoshi Fujita, who will retire at the close of this Ordinary General Meeting of Shareholders, in order to compensate them for their services during their terms of office, within a reasonable range in an amount to be determined in accordance with the prescribed standards of the Company.

The determination of, among other things, amounts, payment date and methods, is proposed to be entrusted to the Board of Directors with regard to the retiring Directors and to the Board of Corporate Auditors with regard to the retiring Corporate Auditor.

The Company has a prescribed internal standard concerning retirement benefits forDirectors and Corporate Auditors,by which the amount of retirement benefits can be clearly calculated and which is available for inspection by shareholders.

The personal history of each of the retiring Directors and Corporate Auditor is as follows:

Name	History
	June 2000	Senior Vice President and Managing Director of Gateway Business Department of the Company

	July 2001	Senior Vice President and Managing Director of i-mode Business Division of the Company

	June 2003	Executive Vice President and Managing Director of i-mode Business Division of the Company

Kei-ichi Enoki	June 2004	Executive Vice President and Managing Director of Products & Services Division, Managing Director of i-mode Business Division, Managing Director of MM Business Division of the Company

	July 2004	Executive Vice President and Managing Director of Products & Services Division of the Company

	June 2001	Senior Vice President and Deputy Managing Director of Corporate Marketing Division of the Company

Yasuhiro Kadowaki	June 2002	Senior Vice President and Managing Director of General Affairs Department of the Company

	June 2003	Executive Vice President and Managing Director of General Affairs Department of the Company

	June 2002	Senior Vice President and Managing Director of Service Operation & Maintenance Department of the Company

Shunichi Tamari	January 2004	Senior Vice President and Managing Director of Service Quality Management Department of the Company

	June 2004	Executive Vice President and General Manager of Chiba Branch of the Company

	June 2002	Senior Vice President and Managing Director of MM Planning Department and M-stage Business Department of the Company

Hideki Niimi	July 2002	Senior Vice President and Managing Director of MM Planning Department of the Company

	June 2003	Senior Vice President and Managing Director of Procurement and Supply Department of the Company

Yojiro Inoue	June 2003	Senior Vice President and Managing Director of DIG Promotion Office of the Company

	June 2004	Senior Vice President and General Manager of Marunouchi Branch of the Company

Bunya Kumagai	June 2003	Senior Vice President and Managing Director of Sales Promotion Department of the Company

Seiji Tanaka	June 2004	Senior Vice President and Deputy Managing Director of Corporate Marketing Division of the Company

Hiroaki Nishioka	June 2004	Senior Vice President and General Manager of Kanagawa Branch of the Company

Fumio Nakanishi	June 2004	Senior Vice President and Managing Director of DIG Promotion Office of the Company

Akio Ooshima	June 2004	Senior Vice President and Managing Director of Corporate Marketing Department II of the Company
	July 2004	Senior Vice President and Managing Director of System Marketing Department II of the Company

Masatoshi Suzuki	June 2004	Senior Vice President and Managing Director of Public Relations Department of the Company

Fumio Iwasaki	June 2004	Senior Vice President and Managing Director of Network Planning Department of the Company

Tsuyoshi Nishiyama	June 2004	Senior Vice President and Managing Director of Radio Access Network Engineering Department of the Company

	June 1997	Senior Executive Vice President of the Company

	August 1997	Senior Executive Vice President and Managing Director of Mobile Computing Promotion Division of the Company

Keiji Tachikawa	June 1998	President and Chief Executive Officer of the Company

	June 2004	Senior Vice President and Corporate Advisor

	November 2004	Resigned as Senior Vice President

Satoshi Fujita	June 2003	Full-time Corporate Auditor of the Company

(Note)

Retirement benefits payments to the nine Directors, who will resign from the Board due to the introduction of corporate officer system and be newly appointed as corporate officers, will be awarded after the expiration of their terms of office as corporate officers.

Seventh Item of Business:	Amendment to Compensation of Directors

At the Seventh Ordinary General Meeting of Shareholders on June 24, 1998, it was approved to limit the maximum aggregate amount of compensation payable to members of the Board of Director to fifty million (50,000,000) yen per month. However, because the size of the Board of Directors is planned to be reduced in conjunction with the introduction of Corporate Officer system, it is proposed that the Company revise the aggregate monthly upper limit to thirty million (30,000,000) yen.

The number of Directors is currently 24, but it will be reduced to 13 subject to approval of the Fourth Item of Business by shareholders at this Meeting.

-end-

To Exercise Your Voting Rights

—Online Voting via an i-mode-compatible cellular handset—

1.	If you wish to exercise your voting rights using an i-mode-compatible cellular handset, please access the website designated by the company for the exercise of voting rights (http://www.evote.jp/) by one of the following methods:

(Note 1)	To exercise your voting rights using a cellular phone, it is required that the following services provided by the operator of your mobile phone is available:

-“i-mode”
-“EZweb”*
-“Vodafone live!”*

(Note 2)	The designated website may not be accessible from some models. For compatible models of handsets provided by NTT DoCoMo Group, please see “Environment to use electronic voting” on Page 15.

(1)	To access the designated website by directly inputting the address:

-	Please access the website by inputting the address below, after connecting the Internet from your cellular phone. For details of operation, please refer to the “instruction manual” of your own cellular phone:

Address of website for exercise of voting rights: http://www.evote.jp/

(2)	To access the designated website using “QR code”

-	Please connect with the site by reading the “QR code” below using a handset embedded with a bar code reader feature. For details of operation, please refer to the “instruction manual” of your own cellular phone.

<QR Code for accessing the designated website >

(Note) If you are connected to a site other than the designated website for exercising your voting rights, please try to reestablish the access by reading the “QR code” again, or by making a connection through an alternative method.

*1	“EZweb” is a registered trademark of KDDI Corporation

*2	“Vodafone live!” is a registered trademark of Vodafone Group Plc

*3	“QR code” is a registered trademark of Denso Wave Incorporated

(3)	To access the designated website from “iMenu” (if you are using a DoCoMo handset)

- Please access the site from “iMenu” following the instructions below:

“iMenu”     ➢     ƒMenu list    ➢    DoCoMo Menu    ➢    DoCoMo Home Page (Kanto Koshin-estu)

➢    IR information    ➢    Exercise of Voting Rights

➢    14th Ordinary General Meeting of Shareholders

➢    UFJ Trust Bank (designated website for the exercise of voting rights)    ➢    Log-in

<Screen transition: example when accessing the designated site via FOMA>

(Note) The actual screen may appear differently from the above.

(Note).

1.	If voting is done through either of the above methods, the cellular handset with which the voting right is exercised will be identified because such information as the model name or serial number, etc., of the applicable handset will be transmitted to us. This feature, however, will not transmit the cellular phone number or any other personal information. When the message below appears on the screen, you are requested to agree to the transmission of the cellular phone information.

2.	When voting rights are exercised from cellular phone, please use the “Voting Rights Exercise code” and temporary password shown on the enclosed proxy form. They are required to input your votes in accordance with screen directions. To prevent improper access by persons other than the stockholder (imposters) and alteration of votes, it is requested that the stockholder convert the temporary password to a new one by accessing the designated website for exercise of voting rights.

3.	Each time the general stockholders meeting is convened, notification will be given of a new “Voting Rights Exercise code.” Stockholders who have agreed to receive notifications of general stockholders meeting by electronic mail on their personal computers are requested to be mindful that the password remains in effect until the stockholder changes.

(Note) In the event you have forgotten your password or input a wrong code in a sequence to disable the use of your password, please obtain “Password Initialization Application Format” from UFJ Trust Bank, the Company’s registrar, fill the necessary items, impress your seal thereon, and return it to the address indicated on the format.

4.	Votes cast from a cellular handset will be accepted up to midnight on the day prior to the general stockholders meeting, i.e., June 20, 2005 (Monday). Because of the time required for tabulation of the results, we request that you vote as early as possible.

5.	In the event of duplication of votes on the proxy form and electronic voting from a cellular handset, the latter shall be deemed effective.

6.	In the event multiple votes were cast from a cellular handset, the last shall be deemed effective. Also, in the event of duplication of votes from online voting via personal computers and a cellular phone, the last shall be deemed effective.

7.	Please be aware that the communication charges required for accessing the voting website shall be born by the stockholders.

—Online Voting from a Personal Computer—

1.	Exercise of voting rights from a personal computer can only be accomplished using the Company’s designated site: (http://www.koushi.ufjtrustbank.co.jp/).

2.	If you choose to exercise your voting rights from a personal computer, please use the “Voting Rights Exercise code” and temporary password shown on the enclosed proxy form. They are required to input your votes in accordance with screen directions. To prevent improper access by persons other than the stockholder (imposters) and alteration of votes, it is requested that the stockholder convert the temporary password to a new one or obtain an electronic certificate by accessing the voting website.

3.	Each time the general stockholders meeting is convened, notification will be given of a new “Voting Rights Exercise code.” Stockholders who have agreed to receive notifications of general stockholders meeting by electronic mail on their personal computers are requested to be mindful that the password remains in effect until the stockholder changes.

(Note) In the event you have forgotten your password or input a wrong code in a sequence to disable the use of your password, please access UFJ Trust Bank’s website for the exercise of voting rights (http://www.evote.jp/) and download “Password Initialization Application Format” from the “Personal Authentication” screen that appears after pressing the “Exercise Voting Rights” button or the “Various Applications” button, fill the necessary items, impress your seal thereon, and return it to the address indicated on the format.

4.	It may not be possible to exercise voting rights electronically depending on the Internet environment of the stockholder, if, for example, a firewall is employed for Internet access, anti-virus software is set up, or proxy server is used, etc.

5.	Votes cast from a personal computer will be accepted up to midnight on the day prior to the general stockholders meeting, i.e., June 20, 2005 (Monday). Because of the time required for tabulation of the results, we request that you vote as early as possible.

6.	In the event of duplication of votes on the proxy form and electronic voting from a personal computer, the latter shall be deemed effective.

7.	In the event multiple votes were cast from a personal computer, the last shall be deemed effective. Also, in the event of duplication of votes from online voting via personal computers and an i-mode-compatible phone, the last shall be deemed effective.

8.	The costs that may arise in relation to the access to the voting website, e.g., connection charges, etc., shall be born by the stockholders.

9.	The Company sends notifications of general stockholders meetings by electronic mail to stockholders who agree. Applications are accepted on the voting site. Stockholders who desire such notification of the next meeting are urged to complete the procedure.

[Environment to use electronic voting]

To ensure that information is protected when voting rights are exercised from cellular phones, the designated website can be accessed only via handset models compatible with SSL encryption. The handset models in the table below, which are not equipped with SSL, cannot be used for the exercise of voting rights.

Series	Model
P501i
D501i
mova 501i	F501i
N501i

P502i
D502i
F502i
N502i
mova 502i	SO502i
SO502iWM
N502it
NM502i
F502it
SO502it

P209i
F209i
N209i
mova 209i	D209i
R209i
KO209i
P209iS

F210i
N210i
mova 210i	D210i
P210i
KO210i
SO210i

mova 251i	SH251i

mova 251iS	SH251iS

mova 6XX	R691i

F671i

SH821i
Doccimo	N821i
P821i

FOMA 2001	N2001

For inquiries pertaining to the use of cellular phones or personal computers, please contact:

UFJ Trust Bank (Help Desk)

0210-173-027 (Toll free number, 9:00-21:00)

Invitation to Communication Lounge

You are cordially invited to the Communication Lounge, where the Company plans to showcase its services, introduce its activities aimed at transforming cellular handsets into a multifunctional device serving people’s various needs in life and business, and hold “cellular phone classroom” to give instructions regarding how to operate our handsets.

1.	Place of the Meeting:	Fuyo-no-ma, The Main Banquet Floor (1st Floor)
Hotel New Otani

2.	Date and Time:	Tuesday, June 21, 2005 (from 9:00 a.m. to approximately one hour after closure of the general meeting of shareholders)

*The ordinary general meeting of shareholders is scheduled to start at 10:00 a.m. in the Tsuru-no-ma on the main banquet floor.

(NOTE)

•	You are not able to exercise your voting rights in the Communication Lounge.

•	To attend the ordinary general meeting of shareholders, you are requested to present the voting form enclosed herein to the receptionist at the place of the meeting (Tsuru-no-ma on the main banquet floor).

•	The room of the Communication Lounge may be used as the third venue for the general meeting of shareholders, in which case the Communication Lounge may be closed temporarily.

Because the Communication Lounge is expected to be crowded, we may have to restrict the entry to the lounge if it becomes full.

—Broadcasting of the 14th Ordinary General Meeting of Shareholders—

The 14th Ordinary General Meeting of Shareholders on June 21, 2005

will be broadcast on our home page

Home Page URL: http://www.nttdocomo.co.jp/ access “IR information”    →“General Meeting of Shareholder” to view

[Live Broadcast]

Content: Live broadcast of the general meeting of shareholders from start to closure

* In the Q&A session, only the voice of shareholders who have given us prior consent for broadcast and visual image of the directors’ seats will be delivered.

Date: June 21, 2005 (Tuesday) from 10:00 a.m. to closure of the meeting

Viewing method: If you access “Broadcast of general meeting of shareholders” from the above-mentioned URL, a screen to input your password will appear. Input your “Voting Rights Exercise Code” and press the login button to view. The “Voting Rights Exercise Code” is presented in the enclosed proxy voting form.

[Recorded Broadcast]

Content: Recorded broadcast of the general meeting of shareholders from start to closure

* Questions from shareholders will be delivered in text.

Period of broadcast: June 27, 2005 (Monday) to September 30, 2005 (Friday)

Viewing method: Please access “Broadcast of general meeting of shareholders” from the above-mentioned URL.

“mova”, “i-mode”, “FOMA”, “iMenu”, “iArea”, “i-appli”, “Melody Call” and “World Wing” “Doccimo” are trademarks or registered trademarks of NTT DoCoMo, Inc.

Information Map of the Place of the General Shareholders Meeting

Place of meeting:	Tsuru on The Main Banquet Floor (first floor)
Hotel New Otani
4-1 Kioicho, Chiyoda-ku, Tokyo

[Access]

(1)	Six minutes on foot from Kojimachi Station (No. 2 Exit) of Tokyo Metro Subway Yurakucho Line

(2)	Six minutes on foot from Nagatacho Station (No. 7 Exit) of Tokyo Metro Subway Hanzomon Line and Nanboku Line

(3)	Six minutes on foot from Akasakamitsuke Station (through Akasaka underground passage [D] and Exit to Kioicho) of Tokyo Metro Subway Marunouchi Line and Ginza Line

(4)	Eight minutes on foot from Yotsuya Station (No. 1 Exit) of Tokyo Metro Subway Marunouchi Line and Nanboku Line

(5)	Eight minutes on foot from Yotsuya Station (Kojimachi Exit) of JR Chuo Line and Sobu Line

Request to attendants:	Please refrain from coming to the place of meeting by car, since the roads around the venue and parking lots are expected to be congested on the day of meeting.

18

Report for the 14th Fiscal Year

For the Year from April 1, 2004, to March 31, 2005

NTT DoCoMo, Inc.

This is an English translation of the Report for the 14th Fiscal Year (the “Report”) of NTT DoCoMo, Inc (“DoCoMo”). This translation includes a translation of the audit report of KPMG ASZA & Co., DoCoMo’s independent auditor, of the financial statements included in the original Japanese language Report. KPMG ASZA & Co. has not audited and makes no warranty as to the accuracy or otherwise of the translation of the financial statements or other financial information included in this translation of the Report.

1

MESSAGE FROM THE PRESIDENT

Dear Shareholders:

I am pleased to present this report of our business results for the 14th fiscal term (from April 1, 2004 to March 31, 2005).

Competition in the Japanese cellular phone market has become increasingly fierce as the migration from second-generation to the third-generation services gathered momentum against the backdrop of a rising cellular penetration rate. The business environment in which we operate is undergoing major changes with the launch of flat-rate plans for packet communications and the scheduled introduction of mobile number portability during the next fiscal year.

To react to these changes, we employed wide-ranging measures from a “customer-centric” viewpoint during the 14th fiscal term, for example, by expanding the discount rates for our “Family Discount” package, revising other rate plans, enriching our handset lineup and improving the network coverage based on customers’ actual usage needs. These initiatives allowed us to achieve a favorable sales record—the number of FOMA subscribers topped 11.5 million as of March 31, 2005, reduce our cellular churn rate sharply and recover our market share of monthly net additional subscribers. Although our operating revenues and operating income for the term dropped to 4,844.6 billion yen and 784.2 billion yen, respectively as a consequence, we believe we made a steadfast progress in enhancing the competitiveness of our corporate group. Because we incurred a gain of 501.8 billion yen from the sale of our shares in affiliated companies, we secured income before income taxes of 1,288.2 billion yen and net income of 747.6 billion yen.

In the current fiscal year ending March 31, 2006, we will adhere to our customer-oriented approach and work to further reinforce our management. We will strive to develop our cellular services and create new revenue sources by embedding the handsets with new credit payment and train ticket features leveraging the “i-mode FeliCa” platform with the goal to transform cellular phones into a multifunctional tool useful for people’s diverse needs in life, and aim to further boost our corporate value as a consequence.

I hope that you will continue to honor us with your understanding and support.

Masao Nakamura

President and CEO

May 2005

2

BUSINESS REPORT

Documents attached to the “Notice of Convocation of the 14th Ordinary General Meeting of Shareholders”

(For the year from April 1, 2004 to March 31, 2005)

(Note)	The term “FY2004” hereinafter refers to the fiscal year ended March 31, 2005, and other fiscal years are referred to in a corresponding manner. All non-consolidated figures regarding results of operations in this report were prepared in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”), unless otherwise stated herein. Consolidated results contained herein were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), unless otherwise noted.

I. Business Overview

1. Developments and Results of Operations

(1) General Business Conditions within the Corporate Group

During the fiscal year ended March 31, 2005, as corporate earnings improved and capital investment increased, the economy sustained a robust recovery characterized by increases in exports, production and consumer spending. Nevertheless, exports and production turned soft towards the fiscal year-end, and growth of consumer spending slowed and almost flattened. Overall, the pace of the economic recovery slackened.

The mobile communications market in Japan is leading the world market in shifting at full speed from second to third-generation mobile communications services, and the growing penetration of cellular phones and the increasing diversity of customer needs are giving rise to increasingly fierce competition between carriers. Given this, all carriers are enhancing their product lineups and taking other steps such as providing high-value-added service and introducing billing plans that offer low charges. During the term, the net increase in the aggregate number of cellular phone and PHS users totaled 4.42 million, raising the total to above 91.47 million by the end of the fiscal year, and the penetration rate to 71.6% of the total population.

Trends in the Number of Cellular and PHS Subscribers over the Past Seven Fiscal Years

(Thousands of subscribers)

	8th Fiscal Term (FY1998)	9th Fiscal Term (FY1999)	10th Fiscal Term (FY2000)	11th Fiscal Term (FY2001)	12th Fiscal Term (FY2002)	13th Fiscal Term (FY2003)	14th Fiscal Term (FY2004)
Total subscribers in Japan	47,307	56,917	66,978	75,047	81,406	87,056	91,474

Notes: “Communication Module Services” subscribers are included from FY1999.

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To respond to this market environment, the NTT DoCoMo Group made comprehensive efforts to enhance its core business from the standpoint of putting the customer first, improving the efficiency of its business by revising business processes, and taking steps to enhance management capabilities to position the group for ongoing growth. In addition, the Company endeavored to increase corporate value by expanding its business areas built around its three growth vectors of “multimedia,” “ubiquity,” and “globalization,” so as to create new sources of earnings.

The strengthening of the core business was conducted in a number of ways. The product lineup was improved, including by providing handsets with advanced functional capabilities and handsets in which emphasis was placed on design or price, and customer convenience was enhanced by the lowering and diversification of call charges, for example by the expansion of discount services and revision of billing plans, and the start of a flat-rate “i-mode” packet communications service. In tandem with this, other steps were taken to strengthen competitiveness, including the improvement of quality in both indoor and outdoor service areas in line with where our customers want to use our services, and the enhancement of services for “DoCoMo Premier Club” members.

In addition, we took a number of steps to enhance the efficiency of business operations, including by introducing handsets for FOMA services that enabled handset-procurement costs to be lowered, and introducing economical equipment to make investment in base stations more efficient. Changes were also made with regard to unprofitable businesses, including terminating the acceptance of new applications for “CITYPHONE” and “Quickcast” services, and taking the decision to do the same for the PHS service.

With regard to the creation of new sources of earnings, with the aim of making the handset a way of life, useful to customers in every sphere of their daily lives and business activities, we took active steps to foster the development of linkage with bricks-and-mortar services in which capabilities for external interfacing are used to link NTT DoCoMo Group services with a variety of commercial transactions, including the i-mode FeliCa1 service. Additionally, we endeavored to create and expand new earnings opportunities by developing business globally, including by promoting the spread of visual communications using the FOMA service and by increasing the number of overseas partners offering i-mode services.

As a result of these activities, the number of subscribers for mobile phone services continued to rise strongly, both by gaining new customers for these services and by keeping the cancellation ratio low. Nevertheless, earnings declined as a result of the implementation of strategic measures to adjust charges to boost competitiveness and to promote ongoing growth, there was an increase in earnings-related expenses caused by promoting the shift from mova to FOMA services, and impairment losses from the disposal of assets of PHS operations were also incurred. Developments such as these resulted in declines in both revenues and income, consolidated operating revenues falling to 4,844.6 billion yen, and operating income to 784.2 billion yen.

4

Owing to the merger of the U.S. companies AT&T Wireless Services, Inc. and Cingular Wireless LLC, the shares in AT&T Wireless Services, Inc. held by NTT DoCoMo, Inc. (the “Company”) were exchanged for cash. This gave rise to a 501.8 billion yen gain from the disposal of investment in an associated company, to consolidated income before income taxes of 1,288.2 billion yen, and to consolidated net income of 747.6 billion yen.

(Note)

1.	“FeliCa” is a contactless IC card technology developed by Sony Corporation. “FeliCa” is a registered trademark of Sony Corporation.

Trends in Churn Rate over the Past Seven Fiscal Years						(Percent)

	8th Fiscal Term (FY1998)	9th Fiscal Term (FY1999)	10th Fiscal Term (FY2000)	11th Fiscal Term (FY2001)	12th Fiscal Term (FY2002)	13th Fiscal Term (FY2003)	14th Fiscal Term (FY2004)
NTT DoCoMo Group subscribers	1.73	1.40	1.38	1.18	1.23	1.21	1.01

Notes: “DoPa Single Services” subscribers are included from FY 2000.

The principal consolidated financial results are set out in the table below.

	FY2003 (Billions of yen)	FY2004 (Billions of yen)	Change FY2003 - FY2004 (Percent)
Operating revenues	5,048.1	4,844.6	(4.0)
Operating income	1,102.9	784.2	(28.9)
Income before income taxes	1,101.1	1,288.2	17.0
Net income	650.0	747.6	15.0

(Note) Consolidated financial statements contained herein are prepared and disclosed in accordance with U.S. GAAP (hereinafter the same).

Trends in Operating Revenues over the Past Four Fiscal Years

	(Billions of yen	)

	Consolidated
11th Fiscal Term (FY2001)	4,659.3
12th Fiscal Term (FY2002)	4,809.1
13th Fiscal Term (FY2003)	5,048.1
14th Fiscal Term (FY2004)	4,844.6

Trends in Operating Income over the Past Four Fiscal Years

	(Billions of yen	)

	Consolidated
11th Fiscal Term (FY2001)	1,000.9
12th Fiscal Term (FY2002)	1,056.7
13th Fiscal Term (FY2003)	1,102.9
14th Fiscal Term (FY2004)	784.2

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Trends in Income before Income Taxes over the Past Four Fiscal Years

	(Billions of yen	)

	Consolidated
11th Fiscal Term (FY2001)	956.4
12th Fiscal Term (FY2002)	1,043.0
13th Fiscal Term (FY2003)	1,101.1
14th Fiscal Term (FY2004)	1,288.2

Trends in Net Income (Loss) over the Past Four Fiscal Years

	(Billions of yen	)

	Consolidated
11th Fiscal Term (FY2001)	(116.2)
12th Fiscal Term (FY2002)	212.5
13th Fiscal Term (FY2003)	650.0
14th Fiscal Term (FY2004)	747.6

(2) Segment Information

■	Mobile Phone Businesses

In its mobile phone services, the Company widened “Family Discount” discount rates and eliminated charges for i-mode mail between family members. In addition, further steps were taken to lower charges, including by enabling Family Discount plan members to share the unused portions of their “Nikagetsu Kurikoshi” service allowances, and steps were taken to win family units as customers. We also changed our existing “DoCoMo Point Service” and inaugurated the “DoCoMo Premier Club,” in which points are awarded in accordance with the value of usage, and an array of preferential services are provided. In addition, the Company inaugurated its “dat-MO” project, which recognizes that mobile phones are fashion accessories, and sold related goods such as original handsets and customized jackets for them.

In its FOMA service, the Company reduced charges in its “Packet Pack” plan and endeavored to fix its charges in a way that enables customers to use i-mode services without worrying about usage charges, including by starting the “pake-hodai” i-mode flat-rate packet communications service. With respect to the service area, as part of its ongoing effort to expand the area in which indoor and outdoor communication is possible, to meet the needs of more users, the Company brought all urban subway stations into the area, including the stations operated by Tokyo Metro Co., Ltd., the Tokyo municipal subway lines, and the municipal lines in the cities of Osaka, Kobe, and Fukuoka.

In its handset range, the Company launched a number of models with advanced capabilities, including the “FOMA F900iC,” the first FOMA able to utilize the i-mode FeliCa service, and the “FOMA 901i” series, which has enhanced functions such as largercapacity for the “Chaku-motion” and “Chaku-Uta”1 services and newly incorporates “3D Sound” functions, and includes models able to utilize the i-mode FeliCa service. As part of its moves to assure variety as regards capabilities and prices, it also launched the standard-model “FOMA 700i” series incorporating enhanced functions. The handset lineup was further improved by the introduction of such products as the “FOMA P900iV” with enlarged visual capabilities, the “FOMA F900iT” with a liquid-crystal touch panel and incorporating Bluetooth2, and the “FOMA Raku Raku PHONE,” the first Raku Raku phone for the FOMA service. Also, to boost the spread of visual communications, the Company implemented its “Go! Go! Teledens” campaign.

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As a result of these efforts there was a sharp increase in the number of new subscribers to FOMA services, buoyed by a rapid shift of subscribers from mova services to FOMA services. By fiscal year-end the total number of subscribers reached 11.5 million.

Trends in the FOMA Subscribers over the Past Three Fiscal Years

(Thousands of subscribers)

	12th Fiscal Term (FY2002)				13th Fiscal Term (FY2003)				14th Fiscal Term (FY2004)
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
NTT DoCoMo Group subscribers	115	136	152	330	535	1,003	1,881	3,045	4,583	6,488	8,499	11,501

In its mova service, the Company launched the “mova 506i” series, which incorporates a megapixel camera, a barcode recognition capability, and infrared communications capabilities as standard features, and includes models able to utilize the i-mode FeliCa service; and the compact “mova 253i” series, which can be used for Chat Mail. The lineup was further enhanced by the introduction of the “premini” series, which features unique designs that combine ease of use and compactness; the “prosolid,” an ultrathin mobile phone only 16.7 mm thick; the “Music PORTER,” with an original design and incorporating a music playback capability and an FM radio tuner; and the “Lechiffon,” a mobile phone wrapped in artificial leather. Additionally, as part of the Company’s efforts to enhance efficiency, it suspended new applications to subscribe to the “CITYPHONE” and “Pre-Call” services, owing to declines in the numbers of users.

For the i-mode service, the Company initiated its i-mode FeliCa service and endeavored to create new usage opportunities through links with other business platforms such as electronic money, membership ID, and point cards. In addition, the Company bore the cost of the initial investment for installing card readers for the i-mode FeliCa service at outlets that have entered into usage agreements for them, thereby leading to an increase in the number of outlets able to use wallet phones, and put in place a mechanism for the collection of fees levied according to the number of times they are used. As a result, the number of i-mode FeliCa “Mobile Wallet” users reached approximately three million at the end of the fiscal year, while the number of outlets at which the phones can be used reached approximately 16,000. In addition, in February this year the Company reached agreement with East Japan Railway Company and Sony Corporation on the start, in January 2006, of the “Mobile Suica”3 service through the incorporation of East Japan Railway’s “Suica”4 service into the Company’s wallet phone, and full-scale field testing began. The Company also launched the “Tokudane News-Bin” service, providing regular daily transmissions of information such as news and weather forecasts, and expanded the content of the i-mode service in such ways as providing an individual charging method for i-mode information fees, in addition to the previous method of charging a fixed monthly fee.

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The Company continued to pursue the global spread of i-mode services. As part of its efforts, COSMOTE Mobile Telecommunications S.A. in Greece began services in June 2004, and Telstra Corporation Limited in Australia began them in November. In addition, license agreements were concluded with Cellcom Israel Ltd. (Israel), O2 plc (U.K.), Mobile TeleSystems OJSC (Russia), and StarHub Ltd. (Singapore), illustrating our continuing efforts to spread the use of i-mode services. Plans call for i-mode services to be provided in 20 overseas countries and territories in the future, and as of the end of the fiscal year the number of subscribers to the services provided by the Company and its business partners topped 190 million.

With regard to marketing activities aimed at corporate customers, the Company increased the discount rates under the “Business Discount” service, which gives discounts on basic monthly charges according to the number of lines a subscriber has, and made it possible to use the “Business Plan,” under which call charges during daytime on weekdays are reduced, for FOMA services. It also launched the “FOMA N900iL,” a dual FOMA/wireless LAN handset able to use extensions as an IP phone on a company’s internal wireless LAN, together with the “PASSAGE DUPLE” system, which incorporates the N900iL handset and a server for IP phones.

In the field of satellite communications services, the Company promoted sales of the “WIDESTAR•DUO” handset, and endeavored to provide a stable means of communication in the event of emergencies, as well as communications in mountainous areas and from ships.

(Notes)

1.	“Chaku-Uta” is a registered trademark of Sony Music Entertainment (Japan) Inc.

2.	“Bluetooth” is a wireless communication standard connecting personal computers and other such devices wirelessly. “Bluetooth” is a registered trademark of Bluetooth SIG, Inc.

3.	“Mobile Suica” is a registered trademark of East Japan Railway Company.

4.	A general term for an IC card system service based on “FeliCa,” which can be used for tickets, commuter passes, Green Car tickets on ordinary trains, and electronic money. “Suica” is a registered trademark of East Japan Railway Company.

The numbers of subscribers for principal services in the Mobile Phone Business are summarized below.

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	At the end of FY2003 (Thousands of subscribers)	At the end of FY2004 (Thousands of subscribers)	Change FY2003 - FY2004 (Percent)
Cellular services[1]	46,328	48,825	5.4
FOMA services	3,045	11,501	277.7
i-mode services[2]	41,077	44,021	7.2
Satellite mobile communications services	31	33	4.9

(Notes)

1.	The numbers of “DoPa” single service subscribers (401,000 at the end of FY2003, and 544,000 at the end of FY2004) have been included in the numbers of subscribers to cellular services.

2.	The number of i-mode service subscribers is the aggregate of mova subscribers (38,080 thousands at the end of FY2003, and 32,667 thousands at the end of FY2004) and FOMA subscribers (2,997 thousands at the end of FY2003, and 11,353 thousands at the end of FY2004).

Trends in the Cellular Phone Subscribers over the Past Four Fiscal Years

	(Thousands of subscribers)

	11th Fiscal Term (FY2001)	12th Fiscal Term (FY2002)	13th Fiscal Term (FY2003)	14th Fiscal Term (FY2004)
NTT DoCoMo Group subscribers	41,011	44,149	46,328	48,825

Notes: “DoPa Single Services” subscribers are included.

Trends in i-mode Subscribers over the Past Four Fiscal Years

	(Thousands of subscribers	)

	Consolidated
11th Fiscal Term (FY2001)	32,156
12th Fiscal Term (FY2002)	37,758
13th Fiscal Term (FY2003)	41,077
14th Fiscal Term (FY2004)	44,021

■	PHS Business

On December 1, 1998, the PHS business of the nine companies of the NTT Personal Group was transferred to the Company, and since that time it has endeavored to develop and provide diverse services designed to meet customer needs. However, with the lowering of charges for mobile phone services, the number of handset-type PHS subscribers has undergone a persistent decline, and that of subscribers using card-type PHS terminals is also forecast to fall as mobile phone services undergo further enhancements such as becoming faster and having greater multifunctionality. In consequence, the Company decided to stop accepting new subscriptions for its PHS service as of April 30, 2005, enabling it to concentrate group management resources on its FOMA services. We will study terminating the service by monitoring factors such as the state of use of the service by customers. Given the direction of the PHS business, at the year-end the Company posted 60.4 billion yen of impairment losses on the assets of the PHS business.

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The numbers of subscribers are set out below.

	At the end of FY2003 (Thousands of subscribers)	At the end of FY2004 (Thousands of subscribers)	Change FY2003 - FY2004 (Percent)
PHS services	1,592	1,314	(17.5)

Trends in PHS Services Subscribers over the Past Four Fiscal Years

	(Thousands of subscribers	)

	Consolidated
11th Fiscal Term (FY2001)	1,922
12th Fiscal Term (FY2002)	1,688
13th Fiscal Term (FY2003)	1,592
14th Fiscal Term (FY2004)	1,314

■	“Quickcast” Business

Since “Quickcast” services were inaugurated in 1968 they have been utilized by large numbers of customers, but the number of subscribers has decreased persistently as a result of factors such as the spread of mobile phone services. As a result, the Company stopped accepting new subscriptions as of June last year.

The numbers of subscribers are set out below.

	At the end of FY2003 (Thousands of subscribers)	At the end of FY2004 (Thousands of subscribers)	Change FY2003 - FY2004 (Percent)
“Quickcast” services	457	306	(33.1)

Trends in “Quickcast” Services Subscribers over the Past Four Fiscal Years

	(Thousands of subscribers	)

	Consolidated
11th Fiscal Term (FY2001)	827
12th Fiscal Term (FY2002)	604
13th Fiscal Term (FY2003)	457
14th Fiscal Term (FY2004)	306

■	Miscellaneous Businesses

In its international roaming services, the Company launched the “FOMA N900iG” handset, which can be used for international roaming both domestically and overseas, and in addition to voice roaming in 122 overseas countries and territories it started i-mode service, videophone service, and SMS roaming.

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With regard to the mova service, we launched the “WORLD WALKER G-CARD” service, which permits customers traveling overseas to use the same phone numbers they use in Japan on their existing GSM1 phones. In addition, for people visiting Japan from overseas we inaugurated a FOMA international roaming service that enables them to make and receive calls using the telephone numbers they use in their home countries.

As a result of giving support for the introduction of technology aimed at boosting the spread of third-generation mobile communications services based on W-CDMA technology, AT&T Wireless Service, Inc. (now Cingular Wireless Corporation) of the U.S. began the first commercial service in the U.S. in July 2004, rolling it out in stages in six major cities.

The area covered by the “Mzone” public wireless LAN service was expanded further during the year, principally targeting areas of activity by business users. The 165 stations operated by Tokyo Metro Co., Ltd. were included in the area, and roaming services were started with the companies providing wireless LAN services within all JR stations, Narita International Airport, and aircraft on international routes. To enhance customer convenience, the Company also started roaming services with iPass Inc., which provides public wireless LAN services in approximately 30 countries, and with TeliaSonera AB, which provides them in four northern European countries.

In addition, all Group companies endeavored to increase their earnings by utilizing their mobile technologies and know-how for such activities as the planning, development and sale of system solutions of various types.

(Note)

1.	GSM: Abbreviation of “Global System for Mobile Communications,” a wireless communications system used in digital mobile phones.

The principal new services and products launched by the Company during FY2004 are summarized in the table below.

Principal new services launched during FY2004

Name	Overview
DoCoMo Premier Club	Membership-based service that awards points in accordance with the value of phone usage and provides an array of preferential services

pake-hodai	Among FOMA services, a flat-rate packet communications service that gives subscribers unlimited use of i-mode services for a flat monthly fee

i-mode FeliCa service	Service that combines “FeliCa” contactless IC chip technology with i-mode-capable mobile phones to enable them to be used as electronic money, membership ID, tickets, electronic keys, etc.

Tokudane News-Bin	Service providing regular daily transmissions of information such as news and weather forecasts

FOMA Packet Free service	Service in which when FOMA handsets are used to access in-house LANs, etc., the packet communications charges are billed to the receivers

i-mode Packet Free service	Service in which when i-mode service is used to access URLs predesignated by companies, the communications charges are invoiced to the addressees, not the users

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Principal new products launched in FY2004

Name	Overview
FOMA P900iV	Handset with rotating movie-style/viewer style display and enhanced visual capabilities featuring automatic initiation of camera applications when the style is changed

FOMA F900iT	Handset with rotating display and touch-panel LCD, and incorporating Bluetooth

FOMA F900iC	The first FOMA service handset able to use the i-mode FeliCa service

FOMA Raku Raku PHONE	The first Raku Raku phone for the FOMA service, with “Light Navigation” to give operating instructions, and voicemail functions

FOMA N900iL	Dual-mode FOMA/wireless LAN handset for business corporations

FOMA N900iG	Dual W-CDMA and GSM/GPRS[1] handset that can be used both within Japan and overseas

FOMA 901i series	Handset series with enhanced functions such as for “Chaku-motion” and “Chaku-Uta,” and newly incorporating “3D Sound” capabilities. Three handsets, each able to use the i-mode FeliCa service.

FOMA 700i series	Standard-model handset series whose capabilities include the incorporation of all main FOMA capabilities as standard features

mova 506i series	Handset series with mega - pixel camera, barcode recognition and infrared communications capabilities as standard features. Three handsets, each able to use the i-mode FeliCa service.

mova 253i series	Compact handset series able to be used for Chat Mail

premini series	Handset series that features original designs and combines ease of use and compactness

prosolid	Ultrathin handset only approx.16.7 mm thick

Music PORTER	Handset with an original square design and incorporating a music playback capability and an FM radio tuner

Lechiffon	Handset wrapped in artificial leather

PacketWalker II	High-performance router with extensive capabilities for all Business mopera services

MMQUBE 3	Server with enhanced capabilities, able to provide remote access from FOMA handsets to company in-house LANs

(Note)

1. GPRS: Abbreviation of “General Packet Radio Service,” a packet communications system based on GSM.

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Operating revenues and operating income (loss) from each business area in FY2004 were as described below.

	Business	FY2003 (Billions of yen, and as a percentage of operating revenues)	FY2004 (Billions of yen, and as a percentage of operating revenues)	Change FY2003 - FY2004 (Percent)
	Mobile phone businesses	4,937.7 97.8%	4,741.1 97.9%	(4.0)
	Voice (FOMA + mova)	3,259.5 64.6%	3,071.7 63.4%	(5.8)
	FOMA services	103.1 2.0%	514.7 10.6%	399.5
	Packet (FOMA + mova)	1,070.2 21.2%	1,060.6 21.9%	(0.9)
Operating revenues	FOMA services	49.9 1.0%	260.7 5.4%	422.0
	PHS business	75.7 1.5%	63.1 1.3%	(16.7)
	“Quickcast” business	6.0 0.1%	4.6 0.1%	(23.5)
	Miscellaneous businesses	28.7 0.6%	35.8 0.7%	24.8
	Total	5,048.1 100.0%	4,844.6 100.0%	(4.0)
	Mobile phone businesses	1,138.9 —	872.0 —	(23.4)
	PHS business	(35.5 —)	(85.9 —)	—
Operating income (loss)	“Quickcast” business	(1.9 —)	(5.1 —)	—
	Miscellaneous businesses	1.4 —	3.2 —	126.3
	Total	1,102.9 —	784.2 —	(28.9)

(Notes)

1.	As of the current fiscal year (FY2004), the breakdown of the statistics for mobile phone businesses has been changed to “Voice (FOMA + mova)” and “Packet (FOMA + mova).” The numbers for the previous fiscal year (FY2003) have been restated accordingly.

2.	The operating revenues for Voice mobile phone business include circuit-switching data communications.

Trends in Operating Income (Loss) from Mobile Phone Businesses over the Past Four Fiscal Years

	(Billions of yen	)

	Consolidated
11th Fiscal Term (FY2001)	1,066.4
12th Fiscal Term (FY2002)	1,087.2
13th Fiscal Term (FY2003)	1,138.9
14th Fiscal Term (FY2004)	872.0

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Trends in Operating Income (Loss) from PHS Business over the Past Four Fiscal Years

(Billions of yen )

Consolidated
11th Fiscal Term (FY2001)	(59.8)
12th Fiscal Term (FY2002)	(28.3)
13th Fiscal Term (FY2003)	(35.5)
14th Fiscal Term (FY2004)	(85.9)

Trends in Operating Income (Loss) from Quickcast Business over the Past Four Fiscal Years

(Billions of yen )

Consolidated
11th Fiscal Term (FY2001)	(6.2)
12th Fiscal Term (FY2002)	(6.5)
13th Fiscal Term (FY2003)	(1.9)
14th Fiscal Term (FY2004)	(5.1)

Trends in Operating Income (Loss) from Miscellaneous Businesses over the Past Four Fiscal Years

	(Billions of yen	)

	Consolidated
11th Fiscal Term (FY2001)	0.4
12th Fiscal Term (FY2002)	4.3
13th Fiscal Term (FY2003)	1.4
14th Fiscal Term (FY2004)	3.2

(3) Group Capital Expenditures

Total capital expenditures in FY2004 amounted to 861.5 billion yen, requiring the amount projected at the outset of the year to be revised upward. This spending was used primarily to expand the FOMA service area so as to meet the increase in demand for communications services, to improve the reliability of communications networks, to provide new services, and to further enhance the quality of the mova service area. Steps were also taken to improve the efficiency of capital investment and reduce associated costs, including by reducing procurement prices and devising stratagems for design and engineering works.

The capital expenditures for mobile phone services were for the further expansion of the FOMA service area, giving priority to increasing coverage in indoor areas such as subway stations, underground areas and buildings and to enhancing the quality of communications in existing areas, including by adding new or expanding existing base stations, switches, transmission lines and other facilities. In addition, we have lowered the network costs of packet communications by such means as building an “IP Router Network” based on optical transmission routing networks and separating the voice and packet networks.

To further improve the convenience and reliability of i-mode service, backup and other facilities were constructed. Additionally, to address trends such as the increase in telecommunications demand, buildings to house communications facilities were constructed.

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Principal facilities and equipment completed during FY2004 are presented below.

Item			No. of facilities
Cellular services	FOMA	Newly installed base stations	6,273 stations
		Local switches	5 units
	mova	Newly installed base stations	682 stations
		Local switches	8 units
Long-distance transmission lines			156 sections
Buildings for telecommunications facilities			4 sites

(Note) In the PHS service, in order to serve the high traffic volume, 2,181 base stations were newly installed.

Trends in Capital Expenditures* over the Past Four Fiscal Years

	(Billions of yen	)

	Consolidated
11th Fiscal Term (FY2001)	1,032.3
12th Fiscal Term (FY2002)	854.0
13th Fiscal Term (FY2003)	805.5
14th Fiscal Term (FY2004)	861.5

*	For reconciliation of these non-GAAP financial measures, see “Reconciliations between the Disclosed Non-GAAP Financial Measures and the Most Directly Comparable GAAP Financial Measures”.

Distribution of Capital Expenditures by Segment (FY2004; Consolidated)

Consolidated (%)
FOMA services	61.4
mova services	6.7
i-mode services	4.0
PHS Business	0.6
“Quickcast” Business	0.0
Common facilities (telecommunications system, etc)	18.6
Transmission lines	8.7

(Note) Segment figures include unaudited data.

(4) Group Financing Activities

During FY2004 the group raised no funds by such means as the issuance of corporate bonds or long-term debt.

(5) Group Research and Development Activities

Research and development activities carried out by the group during FY2004 centered on expanding and reinforcing FOMA services, enhancing the functional capabilities of i-mode services, and increasing the IP orientation of networks, so as to provide diversified services by upgrading and reducing the cost of existing communications networks and terminals. The group also carried out basic research on technologies for the future evolution of mobile communications.

15

Trends in Research and Development Expenses over the Past Four Fiscal Years

	(Billions of yen	)

	Consolidated
11th Fiscal Term (FY2001)	99.5
12th Fiscal Term (FY2002)	126.2
13th Fiscal Term (FY2003)	124.5
14th Fiscal Term (FY2004)	101.9

Research and development expenditures during the term totaled 101.9 billion yen. Principal research and development activities were as described below.

The development of an array of products through the use of technologies brought into practical use enabled the Company to meet a diversity of needs. These included cell phones incorporating “3D Sound” functions, cell phones incorporating non-contact IC card technology for the i-mode FeliCa service, dual-mode terminals compatible with both FOMA services and wireless LANs, dual-mode terminals for GSM/GPRS in addition to W-CDMA, mobile phones incorporating Bluetooth capabilities, and the world’s smallest mobile phones for i-mode services. In addition, R&D was conducted with the goal of maximizing network efficiency and reliability, including through the development of low-cost packet-processing equipment to increase the IP orientation of networks, and the development of capabilities for the allocation and control of network resources in accordance with the content of agreements with customers and their packet traffic status.

With respect to technologies to be brought into practical use soon, progress was made with the development of mobile phones with advanced functional capabilities designed to meet the needs of business consumers, such as incorporating a personal computer browser to make it possible to access Internet sites. Progress was also made with the development of a dual-mode one-chip LSI1 for both W-CDMA and GSM/GPRS systems, and a micro-fuel cell designed to augment the capacity of terminal batteries. Other areas in which advances were made included the development of software platforms designed to enhance the quality and reduce the cost of terminal development, and of HSDPA2 to enable high-speed, efficient packet communications.

16

With regard to future technologies, research and development was directed at the realization of flexible and economical networks. To that end, research was conducted on wireless access methods to enable high-speed packet transmission, and also successful indoor trials for wireless access methods to enable high-speed packet transmission at speeds of up to 1 Gbps. In addition, we conducted research into a highly efficient power amplifier for multiple frequency bands, research for strengthening security for mobile devices of the future, and research into networks, terminals, and media for the creation of new forms of communications suitable for a ubiquitous communications society. Other research was conducted into touch communication technology, into enabling humanoid robots to convey emotions, and into stereoscopy and stereophonic sound.

(Notes)

1.	LSI: Abbreviation of “large-scale integration,” which denotes a large-scale integrated circuit.

2.	HSDPA: Abbreviation of “High Speed Downlink Packet Access,” a W-CDMA high-speed packet communications technology.

18

(6) The Status of the Group in Other Spheres

The NTT DoCoMo Group has developed a CSR structure to enable it to face up directly to its corporate social responsibility (CSR), to contribute to the realization of a safe and secure society, and to assure sustained development by gaining the confidence of society.

Now that mobile phone services have become indispensable lifelines for society, the NTT DoCoMo Group has been routinely formulating measures to ensure the provision of stable and highly reliable services, including the design of high earthquake resistance in all buildings and structures used for communications, the doubling of routes and looping of transmission lines, and the duplication and dispersal of communications facilities. In addition, the group operated its “i-mode Disaster Message Board Service” at the time of disasters, and as many as 150,000 people posted messages. Also, following the earthquake in the Chuetsu district of Niigata Prefecture, considerable efforts were devoted to restoring communications services as rapidly as possible, by dispatching portable base-station vehicles and mobile power-generators.

With regard to the social problems associated with mobile phone services, to provide a safe and agreeable Internet environment, we have continued to spare no effort to prevent spam. Additionally, to prevent fraudulent and other inappropriate usage, we terminated acceptance of new applications for the Pre-Call prepaid mobile phone service, and implemented measures to prevent callers’ telephone numbers from being disguised.

In the sphere of environmental conservation activities, steps to reduce the environmental burden of our activities included green procurement and purchasing out of concern for the impact of group activities on the environment, the collection and recycling of used cellular phones to encourage the development of a recycling society, and the saving of paper resources by offering an “e-billing” service to inform customers of invoice amounts through Web sites and e-mail. In addition, in July 2004 we installed our 17th “DoCoMo Eco Tower,” a cellular phone base station completely self-powered by solar and wind power generation. Also, as part of our efforts to protect the natural environment, our tree-planting program has seen “DoCoMo Woods” tree-planting activities at 25 locations around Japan, and in April last year we took steps to start tree-planting activity in Indonesia, in the northern part of Sumatra.

With respect to activities to make a contribution to society, we played an active part in enriching society, including through activities to support sound education and welfare for children, and community activities by employees serving as volunteers. Meanwhile, through the Mobile Communication Fund, an NPO established by the NTT DoCoMo Group, we contributed to the development of mobile telecommunications in Japan and the nurturing of young research engineers, and provided aid to citizens organizations operating under the “Protect the Children” theme. In addition, in April 2004, the Company established the Mobile Society Research Institute, whose objective is to clarify both the positive and negative aspects of mobile phone usage, thereby assisting both its customers and the community as a whole. In March 2005, the institute held a symposium to share its research findings with the public. We also engaged in activities to assist rehabilitation after disasters, including financial and commodity donations to the areas afflicted by the earthquake in the Chuetsu district of Niigata Prefecture, and by the offshore earthquake in Sumatra.

Ensuring that business activity adheres thoroughly to legal compliance requirements is a major focus. In this area we introduced an internal oversight system for ensuring adherence to the law and to corporate ethics, and enhanced its effectiveness by clarifying our compliance structure, our reporting and consultation system, our modes of response to emergencies, and our rules relating to the conduct of study and training. In addition, we formulated the NTT DoCoMo Group Code of Ethics, which is also disclosed to the public, to serve as uniform guidelines for corporate behavior throughout the group, and took steps to raise the ethical awareness of all group officers and employees.

2. Issues Facing the Group

In Japan’s mobile communications market, competition between carriers is projected to grow fiercer, not only because of the rise in the penetration rate of mobile phones in the population and the increasingly diverse needs of customers, but also because of the scheduled introduction of mobile number portability1 in 2006. Amid this, the group will adhere firmly to its “customer first” philosophy, developing its operations by meeting the varied requirements of its customers rapidly and accurately.

Specifically, a comprehensive approach will be adopted, involving not only the supply of attractive products and services accompanied by easy-to-use billing plans, but also the improvement of quality in both indoor and outdoor service areas to match where our customers need to use our services and the further improvement of after-sales service. In that way we will seek to enhance competitiveness, secure new subscribers, reduce cancellations, and promote the use of our services.

In addition to enhancing our core business in this manner, we will take steps to improve operating efficiency and thereby strengthen management capabilities still further. The steps to be taken include terminating the “Quickcast” service as part of our review of unprofitable businesses, while continuing to revise business processes, to lower handset-procurement costs and network costs, and to ensure the efficient management of commissions paid to our sales agents.

With respect to our efforts to create new sources of earnings, we will continue to expand our business areas built around the three growth vectors of “multimedia,” “ubiquity,” and “globalization.” Specifically, we will foster the spread of visual communications by promoting the use of videophones using FOMA services and by conveying the appeal of their remote monitoring capabilities, and will also enhance content and applications such as “i-motion” and “Chaku-motion.” We will also continue our progress in concluding roaming agreements with overseas mobile communications providers, expanding the areas overseas in which group customers can use i-mode services, and will also continue to create and expand our earnings base overseas by continuing to take stakes in, and form partnerships with, operators in the field of mobile communications. Additionally, with the aim of making the handset a way of life, useful to customers in every sphere of their daily lives and business activities, we will continue to evolve our mobile phone services by giving handsets new capabilities, for example for enabling them to be used as electronic money and settling credit purchases, and for paying for train tickets, and in that way we will create earnings sources that are not dependent on income from communications charges.

In ways such as these, the NTT DoCoMo Group will respond adroitly to the changes in the operating environment and to increasingly fierce competition through the ongoing evolution of mobile phone services. At the same time we will maintain our commitment to maximizing corporate value, by vigorously expanding our business domains.

In preparation for the enforcement of the Law for the Protection of Personal Information in Japan in April 2005, the NTT DoCoMo Group had, since September 2004, established an Information Security Department within the parent company and each of the eight regional subsidiaries, thereby strengthening the group-wide structure for the management of information security. However, it is highly regrettable that there were accidents at the head office and an NTT DoCoMo group company that caused some leakage of customer information. We deeply regret any anxiety that those incidents caused our shareholders. We have since ensured absolutely thorough management of all terminals that contain customer information and will educate all staff and exercise thorough supervision of all entities to which we assign business, and will also apply technologies to enhance security and implement other measures to ensure there is no recurrence. We ask for the understanding and support of all our shareholders.

(Note)

1.	A system in which users of mobile phones may transfer their subscriptions to other providers without the need to change their telephone numbers.

3. Historical Data on Financial Results and Assets

(1) Group consolidated financial results and assets

	11th Fiscal Term (FY2001)	12th Fiscal Term (FY2002)	13th Fiscal Term (FY2003)	14th Fiscal Term (FY2004)
Operating revenues (Millions of yen)	4,659,254	4,809,088	5,048,065	4,844,610
Operating income (Millions of yen)	1,000,887	1,056,719	1,102,918	784,166
Income before income taxes (Millions of yen)	956,391	1,042,968	1,101,123	1,288,221
Net income (loss) (Millions of yen)	(116,191)	212,491	650,007	747,564
Earnings (loss) per share (Yen)	(2,315)	4,254	13,099	15,771
Total assets (Millions of yen)	6,067,225	6,058,007	6,262,266	6,136,521
Shareholders’ equity (Millions of yen)	3,291,883	3,475,514	3,704,695	3,907,932

(Notes)

1.	In the 11th term, to further enrich its core businesses, the Company launched “FOMA” service and promoted the use of other mobile multimedia services. On the other hand, losses relating to investment in affiliates led to the results set out above.

2.	In the 12 th term, the Company took steps to enhance management capabilities by reducing operating costs and sustaining efficient group management. Also, in parallel with the improvement and strengthening of core businesses, the Company expanded its business areas built around its three growth vectors of “multimedia,” “ubiquity,” and “globalization.” On the other hand, losses relating to investment in affiliates and the application of the new U.S. accounting standard EITF01-09 (“Accounting for Consideration Given by a Vendor to a Customer [Including a Reseller of the Vendor’s Products]”) led to the results set out above.

3.	In the 13th term, the Company progressed with the improvement and strengthening of core businesses, based on the diffusion and strengthening of FOMA services, and with the boosting of operating efficiency, thereby reinforcing management strengths. In tandem with this, it expanded its business domains by offering new high-value-added services, primarily i-mode services. The results of these efforts are shown in the table.

4.	Developments in the 14th term are explained in Section I.1. above, “Developments and Results of Operations.”

(2) Non-consolidated financial results and assets

	11th Fiscal Term (FY2001)	12th Fiscal Term (FY2002)	13th Fiscal Term (FY2003)	14th Fiscal Term (FY2004)
Operating revenues (Millions of yen)	2,355,760	2,476,821	2,633,194	2,571,211
Operating income (Millions of yen)	420,159	455,227	527,297	408,252
Recurring profit (Millions of yen)	406,471	633,278	533,544	445,952
Net income (loss) (Millions of yen)	(310,720)	84,850	333,851	503,218
Earnings (loss) per share (Yen)	(30,960)	1,698	6,724	10,613
Total assets (Millions of yen)	4,252,097	4,483,130	4,513,294	4,419,525
Shareholders’ equity (Millions of yen)	2,405,426	2,448,293	2,347,481	2,336,614

(Notes)

1.	Earnings per share is calculated using the average number of outstanding shares in each fiscal term. In calculating the earnings per share for the 12th term, it is assumed that the share splits carried out during the term were conducted at the beginning of the term.

Starting from the 12th term, earnings per share is calculated applying the “Accounting Standard for Earnings Per Share” (Accounting Standards Board of Japan Statement No. 2) and the “Implementation Guidance for Accounting Standard for Earnings Per Share” (Accounting Standards Board of Japan Implementation Guidance No.4).

2.	In the 11th term, to further enrich its core businesses, the Company launched “FOMA” service and promoted the use of other mobile multimedia services. On the other hand, extraordinary losses of 947,441 million yen that were incurred from the write-down of shares in investee affiliates led to the results set out above.

3.	In the 12th term, the Company took steps to enhance management capabilities by reducing operating costs and sustaining efficient group management. Also, in parallel with the improvement and strengthening of core businesses, the Company expanded its business areas built around its three growth vectors of “multimedia,” “ubiquity,” and “globalization.” On the other hand, extraordinary losses of 602,000 million yen that were incurred from the write-down of shares in investee affiliates led to the results set out above.

II. Corporate Overview (as of March 31, 2005)

1. The Group’s Principal Businesses Segments

The NTT DoCoMo Group primarily engages in the operation of mobile phone, PHS, and “Quickcast” services. The main service lines in each business segment are summarized in the table below.

Business segments	Service lines
Mobile phone business	Cellular (FOMA) services, cellular (mova) services, packet communications services, satellite mobile communications services, and sales of handsets and equipment for each service

PHS business	PHS services and sales of PHS handsets and equipment

“Quickcast” business	“Quickcast” (radio paging) services and sales of “Quickcast” equipment

Miscellaneous business	International dialing services, wireless LAN services, and other miscellaneous businesses

(Notes)

1.	New applications for the “Quickcast” service were terminated on June 30, 2004.

2.	New applications for PHS services were terminated on April 30, 2005.

2. Principal Group Offices

(1) NTT DoCoMo, Inc.

Headquarters: 11-1,	Nagata-cho 2-chome, Chiyoda-ku, Tokyo, Japan

Branches:	Marunouchi Branch, Shinjuku Branch, Shibuya Branch, Tama Branch, Kanagawa Branch, Chiba Branch, Saitama Branch, Ibaraki Branch, Tochigi Branch, Gunma Branch, Yamanashi Branch, Nagano Branch, Niigata Branch

(2) Subsidiaries

NTT DoCoMo Hokkaido, Inc.	Headquarters	Sapporo, Hokkaido

NTT DoCoMo Tohoku, Inc.	Headquarters	Sendai, Miyagi Prefecture

NTT DoCoMo Tokai, Inc.	Headquarters	Nagoya, Aichi Prefecture

NTT DoCoMo Hokuriku, Inc.	Headquarters	Kanazawa, Ishikawa Prefecture

NTT DoCoMo Kansai, Inc.	Headquarters	Osaka, Osaka Prefecture

NTT DoCoMo Chugoku, Inc.	Headquarters	Hiroshima, Hiroshima Prefecture

NTT DoCoMo Shikoku, Inc.	Headquarters	Takamatsu, Kagawa Prefecture

NTT DoCoMo Kyushu, Inc.	Headquarters	Fukuoka, Fukuoka Prefecture

3. Group and Company Employees

(1) Group employees

No. of employees (change from March 31, 2004)	Average age	Average length of service
21,527 (increased by 286)	38.6 years old	13.5 years

(Notes)

1.	The number of employees includes 177 seconded from companies other than the Company or its consolidated subsidiaries, but does not include 90 seconded to companies other than the Company or its consolidated subsidiaries.

2.	In calculating the average age, the 313 employees of overseas consolidated subsidiaries are not included.

3.	In calculating the average length of service for the employees who were transferred from Nippon Telegraph and Telephone Corporation (“NTT”) or other companies in the NTT Group, or former NTT Central Personal Communications Network, Inc. or the eight regional companies in the Personal Communications network, their years of service at their respective previous companies are included in the calculation. Employees seconded from companies other than the Company or its consolidated subsidiaries, and employees of overseas consolidated subsidiaries, are not included in the calculation.

(2) NTT DoCoMo, Inc. employees

No. of employees (change from March 31, 2004)	Average age	Average length of service
5,856 (decreased by 20)	35.2 years old	12.4 years

(Notes)

1.	The number of employees includes 133 seconded from other companies, but does not include 1,683 seconded from the Company to other companies.

2.	In calculating the average length of service for the employees who were transferred from Nippon Telegraph and Telephone Corporation (“NTT”) or other companies in the NTT Group or former NTT Central Personal Communications Network, Inc., their years of service at their respective previous companies are included in the calculation. The secondees from other companies are excluded from the calculation of average length of service.

4. Shares of the Company

(1) Total number of authorized shares: .190,020,000 shares

(2) Total number of outstanding shares: 48,700,000 shares

(Note) Owing to the retirement of treasury stock as of March 31, 2005, the “Total number of authorized shares” and the “Total number of outstanding shares” have each decreased by 1,480,000 compared with the previous fiscal year.

(3) Number of shareholders: 361,924

(4) Principal shareholders

Name	Holdings in the Company		The Company’s ownership in each shareholder
	No. of shares held	Shareholding ratio	No. of shares held	Shareholding ratio
		%		%
Nippon Telegraph and Telephone Corporation	29,146,000	59.85	0	0.00
Japan Trustee Services Bank, Ltd. (Trust Account)	1,793,996	3.68	0	0.00
The Master Trust Bank of Japan, Ltd. (Trust Account)	1,689,231	3.47	0	0.00
State Street Bank and Trust Company 505103	422,230	0.87	0	0.00
Trust & Custody Services Bank, Ltd. (Trust Account B)	261,598	0.54	0	0.00
Japan Trustee Services Bank, Ltd. (Trust Account 4)	248,564	0.51	0	0.00
The Mitsubishi Trust and Banking Corporation (Trust Account)	191,023	0.39	0	0.00
Mizuho Trust & Banking Co., Ltd. (Trust Account Z)	190,914	0.39	0	0.00
UFJ Trust Bank Ltd. (Trust Account A)	184,660	0.38	0	0.00
The Chase Manhattan Bank, N.A. London	180,864	0.37	0	0.00

(Note) The Company’s holding of treasury stock (2,427,792.17 shares) is not included in the above table.

(5) Repurchase, Disposal or Ownership of Shares by the Company

(a) Repurchase of shares

Common stock: 2,324,156.35 shares

Amount of repurchase: 425,247 million yen

(b) Disposal of Shares

None

(c) Shares subject to nullification procedures

Common stock: 1,480,000 shares

(d) Shares held by the Company as of March 31, 2005

Common stock: 2,427,792.17shares

Distribution of Ownership among Shareholders

(%)
Nippon Telegraph and Telephone Corporation	59.85
Financial institutions (including Securities companies)	14.60
Foreign corporations, etc.	12.93
Individuals and others	6.23
Treasury stocks	4.99
Other corporations	1.40

5. Condition of the Corporate Group

(1) Relationship with the Parent Company

Although the parent company Nippon Telegraph and Telephone Corporation (“NTT”) currently owns 29,146,000 shares in the Company (59.85 % shareholding ratio), the Company operates its business mainly in the field of wireless telecommunications under its own managerial responsibilities within the NTT Group.

The Company and NTT have concluded an agreement on the content of services and benefits provided by NTT to the Company, and the compensation therefore, relating to basic research and development by NTT. In addition, the Company and NTT have concluded an agreement on the content of services and benefits provided by NTT to the group, and the compensation therefore, relating to group management/operation by NTT.

(2) Major Subsidiaries

The Company engages in mobile phone and other businesses in the Kanto-Koushinetsu region. The other regions are divided into eight areas, in each of which a wholly owned subsidiary of the Company provides mobile phone and other services. Business operations are conducted in an integrated manner by the group as a whole.

Company	Capitalization (Millions of yen)	Company’s shareholding ratio	Principal business
		%
NTT DoCoMo Hokkaido, Inc.	15,630	100.00	Mobile phone business PHS business “Quickcast” and other businesses
NTT DoCoMo Tohoku, Inc.	14,981	100.00
NTT DoCoMo Tokai, Inc.	20,340	100.00
NTT DoCoMo Hokuriku, Inc.	3,406	100.00
NTT DoCoMo Kansai, Inc.	24,458	100.00
NTT DoCoMo Chugoku, Inc.	14,732	100.00
NTT DoCoMo Shikoku, Inc.	8,412	100.00
NTT DoCoMo Kyushu, Inc.	15,834	100.00

(3) Consolidated Results

The number of consolidated subsidiaries as of the end of FY2004 was 88, with 15 companies accounted for by the equity method. Consolidated results are detailed above in Section I. Business Overview 3. Historical Data on Financial Results and Assets (1) Group consolidated financial results and assets.

(4) Developments in the Corporate Group

Major developments, including investments, during FY2004 are summarized below.

-	As a result of the acquisition by Far EasTone Telecommunications Co., Ltd. (“FET”) of KG Telecommunications Co., Ltd. (“KGT”), both of which are Taiwanese companies, in April 2004 the Company became a shareholder of FET with an approximately 5% equity stake, and received a cash payment of approximately 2.5 billion NT dollars (8.1 billion yen).

-	In May 2004, the Company concluded an agreement to sell all its shares in Brilliant Design Limited, its wholly owned subsidiary incorporated in the British Virgin Islands, which holds 20% of the shares of Hutchison 3G UK Holdings Limited (“H3G UK”), a U.K. company, to Hutchison Whampoa Limited (“HWL”), H3G UK’s parent company, for 120 million pounds sterling (approx. 23.5 billion yen). In accordance with that agreement, as part of the consideration therefore, the Company received 187,966,653 shares (of value equivalent to 80 million pounds sterling) of Hutchison Telecommunications International Limited, an HWL subsidiary incorporated in the British Cayman Islands.

-	In June 2004, the Company sold its entire holding of shares in Sudestecel Participações S.A., a Brazilian company, to Brasilcel, N.V., a Brazilian company, for 1.8 billion yen.

-	In December 2004, the Company acquired inter-touch (BVI) Limited, a Singapore-based British Virgin Islands company that acts as holding company for a corporate group engaging in high-speed Internet connection services for hotels worldwide, for 70 million U.S. dollars (7.4 billion yen). The purpose of the acquisition was to enable the Company to provide business and other travelers greater convenient in more areas of usage of its services.

-	Owing to the merger of AT&T Wireless Services, Inc. (“AT&T Wireless”) and Cingular Wireless LLC, both of the U.S., in October 2004 the shares in AT&T Wireless held by DOM Capital USA (UK) Limited, a U.K. company wholly owned by the Company, were exchanged for cash at 15 U.S. dollars per share, for a total payment of 6,495 million U.S. dollars (699.5 billion yen).

6. Principal Creditors

Creditor	Outstanding loan balance (Millions of yen)	No. of Company shares held by creditors
		No. of shares held	Shareholding ratio
				%
The Mitsubishi Trust and Banking Corporation	40,000	0	0.00
The Dai-ichi Mutual Life Insurance Company	25,000	112,000	0.23
Meiji Yasuda Life Insurance Company	21,000	0	0.00
The Sumitomo Trust and Banking Company, Limited	20,000	2,000	0.00
Shinkin Central Bank	20,000	0	0.00
National Mutual Insurance Federation of Agricultural Cooperatives	20,000	0	0.00
Sumitomo Life Insurance Company	12,000	0	0.00
Nippon Life Insurance Company	12,000	67,158	0.14
Fukoku Mutual Life Insurance Company	4,000	5,000	0.01
Mitsui Life Insurance Company Limited	4,000	81	0.00

7. Directors and Auditors

Position	Name	Primary responsibilities
President and CEO	Masao Nakamura

Senior Executive Vice President	Masayuki Hirata

Managing Director of Global Business Division

In charge of overseeing Public Relations Department, Corporate Citizenship Office, Personnel Development Department, Investor Relations Department, Internal Audit Office, Customer Satisfaction Department, and Affiliated Companies Department

Senior Executive Vice President	Kunio Ishikawa	Managing Director of Network Division In charge of overseeing Information Systems Department, Procurement and Supply Department, and Intellectual Property Department

Senior Executive Vice President	Seijiro Adachi	In charge of overseeing the following Branches: Marunouchi, Shinjuku, Shibuya, Tama, Kanagawa, Chiba, Saitama, Ibaraki, Tochigi, Gunma, Yamanashi, Nagano and Niigata

Executive Vice President	Kei-ichi Enoki	Managing Director of Products & Services Division

Executive Vice President	Yasuhiro Kadowaki	Managing Director of General Affairs Department

Executive Vice President	Takanori Utano	Managing Director of Research and Development Division

Executive Vice President	Kiyoyuki Tsujimura	Managing Director of Corporate Strategy & Planning Department

Executive Vice President	Shunichi Tamari	General Manager, Chiba Branch

Executive Vice President	Takashi Sakamoto	Managing Director of Marketing Division

Executive Vice President	Shuro Hoshizawa	Managing Director of Corporate Marketing Division

Executive Vice President	Yoshiaki Ugaki	Managing Director of Accounts and Finance Department, and Chief Financial Officer

Senior Vice President	Hideki Niimi	Managing Director of Procurement and Supply Department

Senior Vice President	Yojiro Inoue	General Manager, Marunouchi Branch

Senior Vice President	Harunari Futatsugi	Managing Director of Personnel Development Department

Senior Vice President	Bunya Kumagai	Managing Director of Sales Promotion Department

Senior Vice President	Seiji Tanaka	Deputy Managing Director of Corporate Marketing Division

Senior Vice President	Hiroaki Nishioka	General Manager, Kanagawa Branch

Senior Vice President	Fumio Nakanishi	Managing Director of DIG Promotion Office

Senior Vice President	Akio Ooshima	Managing Director of System Marketing Department II

Senior Vice President	Masatoshi Suzuki	Managing Director of Public Relations Department

Senior Vice President	Fumio Iwasaki	Managing Director of Network Planning Department

Senior Vice President	Tsuyoshi Nishiyama	Managing Director of Radio Access Network Engineering Department

Senior Vice President	Masayuki Yamamura	General Manager, Department I, Nippon Telegraph and Telephone Corporation

Corporate Auditor	Keisuke Nakasaki

Corporate Auditor	Shinichi Nakatani

Corporate Auditor	Satoshi Fujita

Corporate Auditor	Shoichi Matsuhashi

Auditor	Michiharu Sakurai	(also Professor in the School of Business Administration at Senshu University)

(Notes)

1.	Among the Directors, Mr. Masayuki Yamamura is an outside director, as provided in Article 188, Paragraph 2, Item 7-2 of the Commercial Code of Japan.

2.	Among the Auditors, Messrs. Keisuke Nakasaki, Satoshi Fujita, and Michiharu Sakurai are auditors from outside the Company, as provided in Article 18, Paragraph 1 of the “Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Joint Stock Corporations (Kabushiki-Kaisha).”

3.	Changes in Directors and Auditors during FY2004

(1)	Appointments

At the 13th ordinary general meeting of shareholders on June 18, 2004, Messrs. Seijiro Adachi, Yoshiaki Ugaki, Seiji Tanaka, Hiroaki Nishioka, Fumio Nakanishi, Akio Ooshima, Masatoshi Suzuki, Fumio Iwasaki, and Tsuyoshi Nishiyama were newly elected and appointed as Directors, and Mr. Shoichi Matsuhashi was elected and appointed as Corporate Auditor.

(2)	Retirements

Senior Executive Vice Presidents Shiro Tsuda and Toyotaro Kato, Executive Vice Presidents Kimio Tani, Kota Kinoshita, Kunio Ushioda, and Noboru Inoue, and Senior Vice Presidents Kunito Abe, Tamon Mitsuishi, Toshiharu Nishigaichi, Minoru Hyuga, and Yoshiaki Noda retired as of the closure of the 13th ordinary general meeting of shareholders on June 18, 2004, and Corporate Auditor Mr. Kiyoto Uehara retired as of the closure of that meeting.

(3)	Resignations

Director Keiji Tachikawa resigned on November 14, 2004.

4. (1) As of April 1, 2005, the following change of responsibility was made.

Position	Name	Primary responsibilities
Senior Executive Vice President	Kunio Ishikawa	Managing Director of Network Division In charge of overseeing Information Systems Department, Procurement and Supply Department, Intellectual Property Department, and Information Security Department

(2) As of May 1, 2005, the following change of responsibility was made.

Position	Name	Primary responsibilities
Senior Executive Vice President	Masayuki Hirata

Managing Director of Global Business Division

In charge of overseeing Public Relations Department, Corporate Citizenship Office, Personnel Development Department, Investor Relations Department, Internal Audit Office, Customer Satisfaction Department, and Affiliated Companies Department

8. Remuneration of Independent Auditors, etc.

Details		Amount
(1)	Aggregate amount of remuneration to be paid by the Company and its subsidiaries, etc., to independent auditors	462 million yen

(2)	From the total in (1), the aggregate amount of remuneration to be paid by the Company and its consolidated subsidiaries, etc., to independent auditors as consideration for audit certification in accordance with Article 2, Paragraph 1 of the Certified Public Accountants Law (Law No. 103 of 1948).	462 million yen

(3)	From the total in (2), the amount of remuneration to be paid by the Company as auditors’ fees to independent auditors.	287 million yen

(Note) In the audit agreement between the Company and its independent auditors, the amounts of remuneration for audits pursuant to the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Joint Stock Corporations (Kabushiki-Kaisha) and the amounts of remuneration for audits pursuant to the Securities and Exchange Law are not demarcated and cannot practically be demarcated. Therefore, the amount in (3) above is the aggregate of these amounts.

III. Important Subsequent Events

1. Termination of “Quickcast” service

The number of subscribers for the “Quickcast” service has continued to decline, and no improvement in profitability is expected. In view of this, at the meeting of the Board of Directors held in April 2005 it was decided that the Company and NTT DoCoMo Kansai, Inc. and the other seven regional DoCoMo subsidiaries will cease providing this service as of March 31, 2007.

2. Acquisition of shares of Sumitomo Mitsui Card Co., Ltd.

On April 27, 2005, the Company reached agreement with Sumitomo Mitsui Card Co., Ltd. (“Sumitomo Mitsui Card”), Sumitomo Mitsui Financial Group, Inc., and Sumitomo Mitsui Banking Corporation to form a business alliance primarily for the promotion of a new credit-settlement service using the DoCoMo “Mobile Wallet,” and a capital alliance with Sumitomo Mitsui Card. In accordance with this agreement, the Company plans to acquire new shares equivalent to 34% of Sumitomo Mitsui Card’s issued and outstanding common shares for approximately 98 billion yen.

3. Sale of the shares of Brilliant Design Limited, incorporated in the British Virgin Islands

On May 9, 2005, the Company received notification of the advance payment of the entire amount of consideration for the sale of its shares in Brilliant Design Limited, its wholly owned subsidiary incorporated in the British Virgin Islands, which holds 20% of the shares of H3G UK, a U.K. company, to Hutchison Whampoa Limited, H3G UK’s parent company. Accordingly, the Company plans to complete the sale of all of its shares in Brilliant Design Limited to Hutchison Whampoa Limited on June 23, 2005.

Throughout this report, amounts prepared based on domestic accounting standards are truncated to the nearest unit, and amounts prepared in accordance with U.S. accounting standards are rounded off to the nearest unit.

(Note)

“i-mode,” “DoCoMo Premier Club,” “FOMA,” “CITYPHONE,” “Quickcast,” “mova,” “dat-MO,” “pake-hodai,” “Chaku-motion,” “Teleden,” “premini,” “prosolid,” “Music PORTER,” “Lechiffon,” “Pre-Call,” “Mobile Wallet,” “Tokudane News-Bin,” “PASSAGE DUPLE,” “WIDESTAR•DUO,” “DoPa,” “WORLD WALKER G-CARD,” “Mzone,” “PacketWalker,” “Business mopera,” “MMQUBE 3,” “e-billing,” and “i-motion” are trademarks or registered trademarks of NTT DoCoMo, Inc. All other product names appearing in this report are trademarks or registered trademarks of the relevant companies.

CONSOLIDATED BALANCE SHEET [U.S. GAAP]

Millions of yen
March 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	¥769,952
Short-term Investments	250,017
Accounts receivable, net	612,397
Inventories	156,426
Deferred tax assets	145,395
Tax refunds receivable	92,869
Prepaid expenses and other current assets	114,638

Total current assets	2,141,694

Property, plant and equipment:
Wireless telecommunications equipment	4,392,477
Buildings and structures	696,002
Tools, furniture and fixtures	589,302
Land	196,062
Construction in progress	103,648
Accumulated depreciation	(3,295,062)

Total property, plant and equipment, net	2,682,429

Non-current investments and other assets:
Investments in affiliates	48,040
Marketable securities and other investments	243,062
Intangible assets, net	535,795
Goodwill	140,097
Other assets	164,323
Deferred tax assets	181,081

Total non-current investments and other assets	1,312,398

TOTAL ASSETS	¥6,136,521

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	¥150,304
Accounts payable, trade	706,088
Accrued payroll	41,851
Accrued interest	1,510
Accrued taxes on income	57,443
Other current liabilities	136,901

Total current liabilities	1,094,097

Long-term liabilities:
Long-term debt	798,219
Employee benefits	138,674
Other long-term liabilities	197,478

Total long-term liabilities	1,134,371

TOTAL LIABILITIES	2,228,468

Minority interests in consolidated subsidiaries	121

Shareholders’ equity:
Common stock	949,680
Additional paid-in capital	1,311,013
Retained earnings	2,100,407
Accumulated other comprehensive income	57,609
Treasury stock, at cost	(510,777)

TOTAL SHAREHOLDERS’ EQUITY	3,907,932

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	¥6,136,521

(Note) Amounts are rounded off per one million yen.

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME [U.S.GAAP]

Millions of yen
Year ended March 31, 2005
Operating revenues:
Wireless services	¥4,296,537
Equipment sales	548,073
Total operating revenues	4,844,610

Operating expenses:
Cost of services (exclusive of items shown separately below)	740,423
Cost of equipment sold (exclusive of items shown separately below)	1,122,443
Depreciation and amortization	735,423
Impairment loss	60,399
Selling, general, and administrative	1,401,756
Total operating expenses	4,060,444

Operating income	784,166

Other (income) expense:
Interest expense	9,858
Interest income	(1,957)
Gain on sale of affiliate shares	(501,781)
Other, net	(10,175)
Total other (income) expense	(504,055)

Income before income taxes	1,288,221

Income taxes:
Current	192,124
Deferred	335,587
Total income taxes	527,711
Equity in net losses of affiliates	(12,886)
Minority interests in earnings of consolidated subsidiaries	(60)

Net income	¥747,564

Other comprehensive income (loss):
Unrealized gains on available-for-sale securities	9,220
Revaluation of financial instruments	(367)
Foreign currency translation adjustment	(32,670)
Minimum pension liability adjustment	71

Comprehensive income	¥723,818

(Note) Amounts are rounded off per one million yen.

Summary of significant accounting and reporting policies

1. Basis of preparation of consolidated financial statements

The consolidated statutory report including consolidated balance sheet and consolidated statement of income and comprehensive income has been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”), in compliance with Article 179, Section 1 of the Commercial Code Enforcement Regulations. However, in compliance with the article, certain disclosure that is required on the basis of U.S.GAAP is omitted.

2. Valuation of inventories

Inventories are stated at the lower of cost or market. The cost of equipments sold is determined by the first-in, first-out method. Inventories consist primarily of handsets and accessories, and the Company evaluates its inventories for obsolescence on a periodic basis and records adjustments as required.

3. Valuation of marketable securities

The Company accounts for its marketable securities in accordance with U.S. Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

(1) Held-to-maturity securities

Amortized cost method

(2) Available-for-sale securities

Market value method based on market prices at the end of the fiscal year (Unrealized gains and losses are directly recorded in shareholders’ equity, and the cost of securities sold is calculated by the first-in first-out method in the case of bonds, and by the moving-average method in all other cases.)

4. Depreciation and amortization of non-current assets

(1) Property, plant and equipment

Declining balance method (Straight-line method in the case of buildings)

(2) Goodwill and other intangible assets

Straight-line method (However, in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill and other intangible assets that have indefinite useful lives are not amortized, but are tested for impairment at least annually.)

5. Accounting for allowances and reserves

(1) Allowance for doubtful accounts

The Company provides for doubtful accounts principally in an amount computed based on the historical bad debt ratio during a certain reference period plus the estimated uncollectable amount based on the analysis of certain individual accounts, including claims in bankruptcy.

(2) Allowance for employees’ retirement benefits

In accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” to provide for employees’ retirement benefits, the amount stated is that which is deemed to arise at the end of the fiscal years based upon the retirement benefit obligations and fair value of pension assets at the end of the current fiscal year. If the allowance for retirement benefits is less than the difference between the accumulated benefit obligations (retirement benefit obligations less amounts associated with future salary increases) and the fair value of pension assets, that amount is also stated as a minimum pension liability adjustment.

Unrecognized prior service costs are amortized over the expected average remaining service period of employees on a straight-line basis.

Unrecognized actuarial net loss in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized over the expected average remaining service period of employees on a straight-line basis.

6. Consumption tax

Consumption tax is separately accounted for by excluding it from each transaction amount.

Note to Consolidated Balance Sheet

1. Accumulated other comprehensive income includes the amounts of foreign currency translation adjustment, unrealized gains or losses on available-for-sale securities, revaluation of financial instruments, and minimum pension liability adjustment.

Note to Consolidated Statement of Income

1. Basic earnings per share    ¥15,771.01

NON-CONSOLIDATED BALANCE SHEET (March 31, 2005)

(Millions of yen)

ASSETS
Non-current assets
Non-current assets for telecommunication businesses
Property, plant and equipment	¥1,128,130
Machinery and equipment	463,752
Antenna facilities	135,135
Satellite mobile communications facilities	7,681
Telecommunications line facilities	1,089
Pipe and hand holes	1,238
Buildings	237,006
Structures	19,790
Other machinery and equipment	11,277
Vehicles	288
Tools, furniture and fixtures	124,000
Land	101,152
Construction in progress	25,717
Intangible assets	478,658
Rights to use utility facilities	1,311
Computer software	420,374
Patents	150
Leasehold rights	3,607
Other intangible assets	53,214
Total non-current assets for telecommunication businesses	1,606,788
Investments and other assets
Investment securities	222,576
Investments in affiliated companies	591,070
Long-term prepaid expenses	2,510
Deferred income taxes	114,899
Other investments and other assets	37,750
Allowance for doubtful accounts	(189)
Total investments and other assets	968,617

Total non-current assets	2,575,406

Current assets
Cash and bank deposits	981,159
Notes receivable	6
Accounts receivable, trade	347,877
Accounts receivable, other	323,287
Inventories and supplies	84,065
Advances	3,722
Prepaid expenses	5,440
Deferred income taxes	82,628
Short-term loans	20,750
Other current assets	2,405
Allowance for doubtful accounts	(7,226)
Total current assets	1,844,118
TOTAL ASSETS	¥4,419,525

LIABILITIES
Long-term liabilities

Bonds	¥615,885
Long-term borrowings	175,000
Liability for employees’ severance payments	60,889
Reserve for directors’ and corporate auditors’ retirement benefits	495
Reserve for point loyalty programs	36,024
Reserve for loss on PHS business	20,355
Other long-term liabilities	19,197
Total long-term liabilities	927,848
Current liabilities
Current portion of long-term debt	136,000
Accounts payable, trade	272,813
Accounts payable, other	223,324
Accrued expenses	6,074
Accrued taxes on income	920
Advances received	10,298
Deposits received	458,935
Other current liabilities	46,694
Total current liabilities	1,155,061

TOTAL LIABILITIES	¥2,082,910

SHAREHOLDERS’ EQUITY
Common stock	¥949,679

Capital surplus
Additional paid-in capital	292,385
Other capital surplus	971,190
Change in common stock and capital surplus	971,178
Gain on cancel of treasury stock	12
Total capital surplus	1,263,575
Earned surplus
Legal reserve	4,099
Voluntary reserve	367,925
Special depreciation reserve	9,925
Other Reserve	358,000
Unappropriated retained earnings	245,706
Total earned surplus	617,732
Net unrealized gains on securities	16,403
Treasury stock	(510,776)
TOTAL SHAREHOLDERS’ EQUITY	¥2,336,614

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	¥4,419,525

(Note)	Amounts are truncated to the nearest one million yen.

NON-CONSOLIDATED STATEMENT OF INCOME (Year ended March 31, 2005)

(Millions of yen)

Recurring profits and losses

Operating revenues and expenses

Telecommunication businesses
Operating revenues
Voice transmission services	¥1,329,689
Data transmission services	454,773
Other	249,661	¥2,034,124
Operating expenses
Sales expenses	760,102
Maintenance	117,080
General expenses	42,745
Administrative expenses	55,790
Research cost	62,356
Depreciation	376,939
Loss on disposal of property, plant and equipment and intangible assets	28,162
Communication network charges	175,909
Taxes and public dues	15,252	1,634,338
Operating income from telecommunication businesses		399,786
Supplementary businesses
Operating revenues		537,086
Operating expenses		528,620
Operating income from supplementary businesses		8,466

Total operating income		408,252

Non-operating revenues and expenses
Non-operating revenues
Interest income and discounts	1,822
Interest income-securities	42
Dividend income	43,605
Foreign exchange gains	3,888
Lease and rental income	1,719
Miscellaneous income	4,720	55,798
Non-operating expenses
Interest expense and discounts	2,154
Interest expense-bonds	6,624
Loss on write-off of inventories	6,117
Impairment of investment securities	694
Miscellaneous expenses	2,509	18,099
Recurring profit		445,952

Special profits and losses

Special profits
Gain on liquidation of a subsidiary	431,700	431,700
Special losses
Provision for loss on PHS business	20,355
Write-downs of investments in affiliated companies	15,967	36,323
Income before income taxes		841,329
Income taxes-current		61
Income taxes-deferred		338,049
Net income		503,218
Retained earnings brought forward		100,596
Retirement of treasury stock		311,371
Interim dividends		46,737
Unappropriated retained earnings		¥245,706

(Note)	Amounts are truncated to the nearest one million yen.

Accounting Basis for the Non-Consolidated Financial Statements

Basis of Presentation:

The accompanying unaudited non-consolidated financial statements of NTT DoCoMo, Inc. (“the Company”) have been prepared in accordance with accounting principles generally accepted in Japan.

1.	Depreciation and amortization of non-current assets

(1)	Property, plant and equipment

Depreciation of property, plant and equipment is computed by the declining balance method with the exception of buildings, which are depreciated on a straight-line basis.

(2)	Intangible assets

Intangible assets are amortized on a straight-line basis.

Internal use software is amortized over the estimated useful lives (5 years or less) on a straight-line basis.

2.	Valuation of securities

(1)	Investments in subsidiaries and affiliates are stated at cost, which is determined by the moving average method.

(2)	Available-for-sale securities whose fair value is readily determinable are stated at fair value as of the end of the fiscal year with unrealized gains and losses, net of applicable deferred tax assets/liabilities, not reflected in earnings, but directly reported as a separate component of shareholders’ equity. The cost of equity securities sold is determined by the moving-average method, and the cost of debt securities sold is determined by the first-in, first-out method. Available-for-sale securities whose fair value is not readily determinable are stated primarily at moving-average cost.

3.	Valuation of derivative instruments

Derivative instruments are stated at fair value as of the end of the fiscal year.

4.	Valuation of inventories

Inventories are stated at cost. The cost of terminal equipment to be sold is determined by the first-in, first-out method. The cost of other inventories is determined by the specific identification method.

5.	Foreign currency translation

Foreign currency monetary assets and liabilities are translated into Japanese yen at the current spot rate at the end of the fiscal year and the resulting translation gains or losses are included in net income.

6.	Allowance for doubtful accounts, liability for employees’ severance payments, reserve for directors’ corporate auditors’ retirement benefits, reserve for point loyalty programs and reserve for loss on PHS business

(1)	Allowance for doubtful accounts

The Company provides for doubtful accounts principally in an amount computed based on the historical bad debt ratio during a certain reference period plus the estimated uncollectable amount based on the analysis of certain individual accounts, including claims in bankruptcy.

(2)	Liability for employees’ severance payments

In order to provide for employees’ retirement benefits, the Company accrues the liability as of the end of the fiscal year in an amount calculated based on the estimated projected benefit obligation and plan assets at the end of the fiscal year.

Actuarial losses (gains) are recognized as incurred.

Prior service cost is amortized on a straight-line basis over the average remaining service periods of employees at the time of recognition.

(3)	Reserve for directors’ and corporate auditors’ retirement benefits

The Company allocates the amount necessary for payment as of the end of the fiscal year based on our internal regulations, so as to prepare for the payment of retirement benefits to directors and corporate auditors.

This reserve is stipulated by Article 43 of the Enforce Regulation of the Commercial Code of Japan.

(Change in Accounting Policy)

Effective from the fiscal year ended March 31, 2005, the Company changed its method of accounting for its directors’ and corporate auditors’ retirement benefits, which were previously recognized as cost at the time of payment, to record a reserve for the benefits to the amount necessary for payment as of the end of the fiscal year based on our internal regulations.

The purpose of this change is to allocate periodic cost appropriately and disclose the Company’s financial position more properly, considering the increase in significance of the future retirement benefits which reflect expected terms of appointment for directors and corporate auditors.

The effect of this change was recorded as an increase of operating expenses of telecommunication businesses by ¥495 million for the year ended March 31, 2005. As a result thereof, operating income, recurring profit and income before income taxes decreased by ¥495 million compared with those accounted for under the previous method for the year ended March 31, 2005.

(4)	Reserve for point loyalty programs

The costs of awards under the point loyalty programs called “DoCoMo Point Service” and “DoCoMo Premium Club” that are reasonably estimated to be redeemed by the customers in the future based on historical data are accounted for as reserve for point loyalty programs.

(5)	Reserve for loss on PHS business

In order to provide for the loss resulting from the changes in direction of PHS business, the Company allocates the amount recognized to be necessary to prepare for the estimated future loss.

This reserve is stipulated by Article 43 of the Enforce Regulation of the Commercial Code of Japan.

7.	Consumption tax

Consumption tax is separately accounted for by excluding it from each transaction amount.

Change in Presentation

In accordance with Article 2-2 of the amended Securities and Exchange Law of Japan, the investments in limited liability investment partnerships, which were included in “Investment in capital” in previous fiscal years, is included in “investment in securities” for the year ended March 31, 2005.

The amount of investments in limited liability investment partnerships, which was included in “Investment in capital,” was ¥392 million for the year ended March 31, 2004.

“Gain on sale of investment securities,” which was individually stated in the non-consolidated statement of income for the year ended March 31, 2004, was immaterial in the amount (¥0 million) and included in “Miscellaneous income” for the year ended March 31, 2005.

Additional Information

The company recorded the non-consolidated balance sheet and the non-consolidated statement of income in accordance with the amended Telecommunications Business Accounting Regulation, as provided in Article 3 of the Supplementary Provision of Telecommunications Business Accounting Regulation.

Notes to Non-consolidated Balance Sheet:

1.	Non-current assets for telecommunication businesses include those used in supplementary businesses, because these amounts are not significant.

2.	Accumulated depreciation of property, plant and equipment

Millions of yen
March 31, 2005
Accumulated depreciation	¥1,448,357

3.	Stock investment in subsidiaries, within investments in subsidiaries and affiliates are as follows:

Millions of yen
March 31, 2005
Contribution to subsidiaries’ capital	¥581,337
Stock investment in subsidiaries,	572

4.	Monetary debts and credits due from or to subsidiaries and dominant shareholders are as follows:

(1) Subsidiaries

Millions of yen
March 31, 2005
Short-term monetary credit	¥301,166
Short-term monetary debt	571,270

(2) Dominant share holders

Millions of yen
March 31, 2005
Short-term monetary credit	¥0

5.	Assets or liabilities due from or to subsidiaries and affiliates, the amounts of which exceed one percent of total assets or total liabilities and shareholders’ equity of the Company, are as follows:

Millions of yen
March 31, 2005
Accounts receivable, trade	¥81,509
Accounts receivable, other	198,426
Accounts payable	53,423
Deposits receive	456,562
Short-term loans	–

6.	Unrealized gains on marketable securities as of March 31, 2005 as stipulated in Paragraph 3 of Article 124 of the Enforce Regulations of the Commercial Code of Japan was ¥16,403 million.

7.	Guarantee

The Company had HK$919 thousand (¥12 million).

Notes to Non-consolidated Statement of Income:

1.	The total amounts of operating revenue, operating expense and business transaction other than operating activities due from, or to, subsidiaries are as follows:

Millions of yen
Year ended March 31, 2005
Operating revenue	¥278,413

Operating expenses	205,614

Other than operating activities	139,006

2.	The total amounts of operating activities due from, or to, dominant shareholders are as follows:

Millions of yen
Year ended March 31, 2005
Operating revenue	¥0

Operating expenses	14,947

3.	Major components of non-operating revenues:

Millions of yen
Year ended March 31, 2005
Dividends received from subsidiaries and affiliates	¥42,967

4.	“Gain on liquidation of a subsidiary” represents the distribution of assets upon liquidation of DCM Capital USA (UK) Limited.

5.	“Write-downs of investments in affiliated companies” relates to the impairment charges recognized on the investments in the following subsidiaries.

Millions of yen
Year ended March 31, 2005
Tecworld Limited [Ultimate investee: Hutchison Telephone Company Limited]	¥14,606

DoCoMo Machine Com, Inc.	1,360

6.	Net income per share is ¥10,613.51.

PROPOSAL FOR APPROPRIATION OF RETAINED EARNINGS

(yen)

Unappropriated retained earnings	245,706,585,715
Reversal of appropriation for accelerated depreciation on tax	2,981,682,538

Sub-total	248,688,268,253

The above shall be appropriated as follows:
Cash dividends [1,000 yen per share]	46,272,207,830

Bonuses to directors and corporate auditors	126,304,000
[(including) Bonuses to corporate auditors]	[23,250,000	]
Appropriation for accelerated depreciation on tax	7,918,690,814

Retained earnings carried forward	194,371,065,609

(Notes)

•	On November 22, 2004, an interim dividend was distributed in the amount of 46,737,837,470 yen (1,000 yen per share) .
•	Appropriation for accelerated depreciation on tax is based on the Special Taxation Measures Law of Japan.

[English Translation of the Auditors’ Report Originally Issued in Japanese Language]

Independent Auditors’ Report

May 9, 2005

The Board of Directors
NTT DoCoMo, Inc.
KPMG AZSA & Co.

Masanori Sato (Seal)
Designated and Engagement Partner
Certified Public Accountant

Hideki Amano (Seal)
Designated and Engagement Partner
Certified Public Accountant

Takuji Kanai (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the consolidated statutory report, that is the consolidated balance sheet and the consolidated statement of income and comprehensive income, of NTT DoCoMo, Inc. for the 14th business year from April 1, 2004 to March 31, 2005 in accordance with Article 19-2(3) of the “Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha.” The consolidated statutory report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company’s subsidiaries.

As a result of the audit, in our opinion, the consolidated statutory report referred to above presents fairy the consolidated financial position of NTT DoCoMo, Inc. and consolidated subsidiaries, and the consolidated results of their operations and in conformity with related laws and regulations and the Articles of Incorporation of the Company.

All subsequent events stated in the business report may have a material effect on the consolidated financial position of the company and consolidated subsidiaries, and the consolidated results of their operations in business years subsequent to March 31, 2005.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

[Translation]

Report of Corporate Auditors regarding the Consolidated Financial Statements

We, the Board of Corporate Auditors of NTT DoCoMo, Inc. (hereinafter “the Company”), following a review and discussion of the individual reports made by each Corporate Auditor concerning the method and the results of his/her audit of the Consolidated Financial Statements, Consolidated Balance Sheet and Consolidated Statement of Income and Comprehensive Income, of the Company in the 14th fiscal year ended March 31, 2005, prepared this Report of Corporate Auditors and hereby submit our report as follows:

1.	Summary of Auditing Methods

In accordance with the auditing plan determined by the Board of Corporate Auditors, each Corporate Auditor received report and explanation regarding the Consolidated Financial Statements from the Directors, “Independent Auditor” and others and, when necessary, each Corporate Auditor requested accounting reports from subsidiaries and conducted investigations regarding the status of the business operations and properties of subsidiaries.

2.	Results of the Audit

We are of the opinion that:

(1)	The auditing methods and results of the independent accounting firm, KPMG AZSA & Co., are reasonable and satisfactory;

(2)	There are no matters which we must point out, in light of the results of subsidiaries investigation, regarding the Consolidated Financial Statements.

Date: May 11, 2005

Board of Corporate Auditors of NTT DoCoMo, Inc.

Keisuke Nakasaki, Full-time Corporate Auditor	seal

Shinichi Nakatani, Full-time Corporate Auditor	seal

Satoshi Fujita, Full-time Corporate Auditor	seal

Shoichi Matsuhashi, Full-time Corporate Auditor	seal

Michiharu Sakurai, Corporate Auditor	seal

[English Translation of the Auditors’ Report Originally Issued in Japanese Language]

Independent Auditors’ Report

May 9, 2005

The Board of Directors
NTT DoCoMo, Inc.
KPMG AZSA & Co.

Masanori Sato (Seal)
Designated and Engagement Partner
Certified Public Accountant

Hideki Amano (Seal)
Designated and Engagement Partner
Certified Public Accountant

Takuji Kanai (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the statutory report, that is the non-consolidated balance sheet, the non-consolidated statement of income, the business report (limited to accounting matters) and the proposal for appropriation of unappropriated retained earnings, and its supporting schedules (limited to accounting matters) of NTT DoCoMo, Inc. for the 14th business year from April 1, 2004 to March 31, 2005 in accordance with Article 2(1)of the “Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha.” With respect to the aforementioned business report and supporting schedules, our audit was limited to those matters derived from the accounting books and records. The statutory report and supporting schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company’s subsidiaries.

As a result of the audit, our opinion is as follows:

(1)	The non-consoidated balance sheet and the non-consolidated statement of income present fairly the non-consolidated financial position and the non-consolidated results of operations of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(2)	As discussed in accounting basis for the non-consolidated financial statements, effective from the business year ended March 31, 2005, the Company changed the method of accounting for reserve for directors’ and corporate auditors’ retirement benefits from recognizing as cost at the time of payment to record a reserve for the benefit to the ammonut necessary for payment as of the end of the business year based on our internal regurations, with which we concur since the purpose of this change is to allocate periodic cost appropriately and disclose the Company’s non-consolidated financial position more properly, considering the increase in significance of the future retirement benefits which reflect expected terms of appointment for directors and corporate auditors.

(3)	The business report (limited to accounting matters) presents fairly the status of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(4)	The proposal for appropriation of unappropriated retained earnings has been prepared in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(5)	With respect to the supporting schedules (limited to accounting matters) there are no items to be noted that are not in conformity with the provisions of the Commercial Code.

All subsequent events stated in the business report may have a material effect on the non-consolidated financial position and the non-consolidated results of operations of the Company in business years subsequent to March 31, 2005.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

[Translation]

Report of Corporate Auditors

We, the Board of Corporate Auditors of NTT DoCoMo, Inc. (hereinafter “the Company”), following a review and discussion of the individual reports made by each Corporate Auditor concerning the method and the results of his/her audit of the execution by Directors of their duties in the 14th fiscal year ended March 31, 2005, prepared this Report of Corporate Auditors and hereby submit our report as follows:

1.	Summary of Auditing Methods

In accordance with the auditing plan determined by the Board of Corporate Auditors, each Corporate Auditor attended the meetings of the Board of Directors and other significant meetings; obtained reports on business operations from the Directors, internal audit office and others; reviewed documents which approve material matters; conducted investigations regarding the status of the business operations and properties of the head office and other major offices; received reports and explanations from the independent accounting firm; and reviewed the auditing results. Furthermore, each Corporate Auditor monitored independence of “Independent Auditor”, examined substance of audit in accordance with report and explanation received from “Independent Auditor”.

When necessary, each Corporate Auditor requested business reports from subsidiaries and conducted investigations regarding the status of the business operations and properties of subsidiaries.

In addition to the above auditing methods, each Corporate Auditor, to the extent necessary, requested reports from Directors and others, to review the status of the following kinds of transactions: Director’s transactions in competition with the Company; any transactions involving conflict of interests between Directors and the Company; any dealings in which the Company provided benefits without compensation; unusual dealings between the Company and subsidiaries or shareholders; and repurchase or disposal of the Company’s own shares.

2.	Results of the Audit

We are of the opinion that:

(1)	Regarding the execution of their duties by Directors, including their duties relating to the subsidiaries, there were no instances of misconduct or material matters in violation of the laws and regulations or the Articles of Incorporation.

We did not find any violations of the duties of Directors regarding: transactions in competition with the Company, transactions involving conflict of interests between Directors and the Company, dealings in which the Company provided benefits without compensation, unusual dealings between subsidiaries or shareholders or repurchase or disposal of the Company’s own shares;

(2)	The auditing methods and results of the independent accounting firm, KPMG AZSA & Co., are reasonable and satisfactory;

(3)	The business report (eigyo-hokokusho) (limited to matters other than accounting matters) presents fairly the conditions of the Company in accordance with the laws and regulations and the Articles of Incorporation;

(4)	There are no matters which we must point out, in light of the financial condition of the Company and other factors, regarding the agenda of appropriation of retained earnings; and

(5)	The supporting schedules (fuzoku-meisaisho) (limited to matters other than accounting matters) states all matters which should be stated therein and there are no matters which we must point out.

3.	Important subsequent events regarding the condition of the company occurred after closing date As of May 10, 2005, Board of Directors reported following:

The company will introduce a corporate officer system and other board reforms, in order to clarify and strengthen operation of the company and management of the Board of Directors, following its ordinary general shareholders meeting in June.

Date: May 11, 2005

Board of Corporate Auditors of NTT DoCoMo, Inc.

Keisuke Nakasaki, Full-time Corporate Auditor	seal

Shinichi Nakatani, Full-time Corporate Auditor	seal

Satoshi Fujita, Full-time Corporate Auditor	seal

Shoichi Matsuhashi, Full-time Corporate Auditor	seal

Michiharu Sakurai, Corporate Auditor	seal

(Note)	Corporate Auditors, Mr. Keisuke Nakasaki, Mr. Satoshi Fujita and Michiharu Sakurai are outside auditors in accordance with the provisions under Article 18, paragraph 1 of the “Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Joint Stock Corporations (Kabushiki Kaisha)”.

( Appendix 1)

Consolidated Statement of Cash Flows

Millions of yen
Year ended March 31, 2005
I Cash flows from operating activities:
1. Net income	¥747,564
2. Adjustments to reconcile net income to net cash provided by operating activities—
(1) Depreciation and amortization	735,423
(2) Impairment loss	60,399
(3) Deferred taxes	334,095
(4) Loss on sale or disposal of property, plant and equipment	45,673
(5) Gain on sale of affiliate shares	(501,781)
(6) Equity in net losses of affiliates	14,378
(7) Minority interests in earnings of consolidated subsidiaries	60
(8) Changes in current assets and liabilities:
Decrease (increase) in accounts receivable, trade	8,731
(Decrease) increase in allowance for doubtful accounts	(4,641)
Increase in inventories	(29,157)
(Increase) decrease in tax refunds receivable	(92,869)
Increase in accounts payable, trade	89,464
(Decrease) increase in accrued taxes on income	(260,585)
Increase in other current liabilities	12,531
Increase (decrease) in liability for employee benefits	4,720
Other, net	17,580

Net cash provided by operating activities	1,181,585

II Cash flows from investing activities:
1. Purchases of property, plant and equipment	(668,413)
2. Purchases of intangible and other assets	(242,668)
3. Purchases of non-current investments	(176,017)
4. Proceeds from sale of non-current investments	725,905
5. Purchase of short-term investments	(361,297)
6. Redemption of short-term investments	111,521
7. Loan advances	(580)
8. Collection of loan advances	40,015
9. Other, net	(6,795)

Net cash used in investing activities	(578,329)

III Cash flows from financing activities:
1. Repayment of long-term debt	(146,709)
2. Principal payments under capital lease obligations	(4,748)
3. Payments to acquire treasury stock	(425,247)
4. Dividends paid	(95,334)
5. Proceeds from short-term borrowings	87,500
6. Repayment of short-term borrowings	(87,500)
7. Other, net	(1)

Net cash used in financing activities	(672,039)

IV Effect of exchange rate changes on cash and cash equivalents	705

V Net (decrease) increase in cash and cash equivalents	(68,078)
VI Cash and cash equivalents at beginning of year	838,030

VII Cash and cash equivalents at end of year	¥769,952

Supplemental disclosures of cash flow information:
Cash received during the year for:
Tax refunds	¥7
Cash paid during the year for:
Interest	10,323
Income taxes	541,684
Non-cash investing and financing activities:
Acquisition of shares from sale of an investment	16,711
Assets acquired through capital lease obligations	4,411
Retirement of treasury stock	311,371

( Appendix	2)

SELECTED	CONSOLIDATED FINANCIAL DATA AND RATIOS [U.S.GAAP]

(Note)	Starting from the 12th Fiscal Term, the Company has elected to prepare and disclose consolidated financial statements in accordance with U.S. GAAP. Consolidated financial data for the 11th Fiscal Term prepared in accordance with U.S. GAAP is provided below for reference.

Item	11th Fiscal Term (FY 2001)		12th Fiscal Term (FY 2002)		13th Fiscal Term (FY 2003)		14th Fiscal Term (FY 2004)
Earnings per share (*2) (yen)	(2,315)		4,254		13,099		15,771
EBITDA (*1) (Billions of yen)	1,680.6		1,836.3		1,858.9		1,625.7
EBITDA margin (*1) (percent)	36.1%		38.2%		36.8%		33.6%
Return on capital employed (ROCE) (percent) <ROCE after tax effect> (*1) (percent)	21.1 12.2	% %	22.1 12.8	% %	22.9 13.3	% %	16.2 9.6	% %
Return on equity (ROE) (percent)	(3.5)%		6.3%		18.1%		19.6%
Return on assets (ROA) (percent)	15.8%		17.2%		17.9%		20.8%
Operating margin (percent)	21.5%		22.0%		21.8%		16.2%
Shareholders’ equity per share (*2) (yen)	65,601		69,274		76,234		84,455

(Note)	*1.	Forreconciliation of these non-GAAP financial measures, see “Reconciliations between the Disclosed Non-GAAP
Financial Measures and the Most Directly comparable GAAP Financial Measures”.
	*2.	Eachfigure has been adjusted to reflect the Company’s five-for-one stock split that took effect in May 2002.

Reconciliations between the Disclosed non-GAAP Financial Measures and the Most Directly Comparable GAAP Financial Measures

1.	Capital Expenditures

(Billions of yen)

	11th Fiscal Term (FY2001)	12th Fiscal Term (FY2002)	13th Fiscal Term (FY2003)	14th Fiscal Term (FY2004)
Capital expenditures	1,032.3	854.0	805.5	861.5
Effects of timing difference between acquisition dates and payment dates	30.4	10.8	(2.6)	49.6
Purchases of property, plant and equipment	(863.2)	(700.5)	(625.3)	(668.4)
Purchases of intangible and other assets	(199.5)	(164.2)	(177.6)	(242.7)

(Note)	Capital expenditures are calculated on an accrual basis for the purchases of property, plant and equipment, and intangible and other assets.

2.	EBITDA and EBITDA Margin

(Billions of yen)

	11th Fiscal Term (FY2001)	12th Fiscal Term (FY2002)	13th Fiscal Term (FY2003)	14th Fiscal Term (FY2004)
a. EBITDA	1,680.6	1,836.3	1,858.9	1,625.7
Depreciation and amortization expenses + Losses on sale or disposal of property, plant and equipment	(679.7)	(779.5)	(756.0)	(841.5)
Operating income	1,000.9	1,056.7	1,102.9	784.2
Non-operating expenses (net)	(44.5)	(13.8)	(1.8)	504.1
Income taxes	(399.6)	(454.5)	(429.1)	(527.7)
Equity in net losses of affiliates	(644.0)	(324.2)	(22.0)	(12.9)
Minority interests in earnings of consolidated subsidiaries	(29.0)	(16.0)	(0)	(0.1)
Cumulative effect of accounting change	—	(35.7)	—	—
b. Net income	(116.2)	212.5	650.0	747.6
c. Operating revenues	4,659.3	4,809.1	5,048.1	4,844.6
EBITDA margin (=a/c)	36.1%	38.2%	36.8%	33.6%
Net income margin (=b/c)	(2.5)%	4.4%	12.9%	15.4%

(Note)	EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

3.	ROCE After Tax Effect

(Billions of yen)

	11th Fiscal Term (FY2001)	12th Fiscal Term (FY2002)	13th Fiscal Term (FY2003)	14th Fiscal Term (FY2004)
a. Operating income	1,000.9	1,056.7	1,102.9	784.2
b. Operating income after tax effect {=a*(1-effective tax rate)}	580.5	612.9	639.7	463.4
c. Capital employed	4,741.5	4,772.5	4,810.1	4,826.4
ROCE before tax effect (=a/c)	21.1%	22.1%	22.9%	16.2%
ROCE after tax effect (=b/c)	12.2%	12.8%	13.3%	9.6%

(Notes)	Capital employed = Two fiscal year ends average of (Shareholders’ equity + Interest bearing liabilities) Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt Effective tax rate: 11th, 12th and 13th = 42%, 14th = 40.9%

Memorandum for Shareholders

Business term:	March 31 of each year

Day for deciding shareholders to whom second-half dividends will be paid:	March 31 of each year

Day for deciding shareholders to whom interim dividends will be paid:	September 30 of each year

Reregister of ownership of shares:	Transfer agent UFJ Trust Bank Ltd. 1-4-3 Marunouchi, Chiyoda-ku, Tokyo

Office which receives mail:	Office for transaction of business Corporate Agency Department of UFJ Trust Bank Ltd. 7-10-11 Higashisuna, Koto-ku, Tokyo 137-8081

Office which receives telephone inquiries:	Tel.: 0120-232-711

Agencies:	Branches of UFJ Trust Bank Ltd. nationwide

The progress of the 14th regular general shareholders’ meeting, to be held on June 21 this year,

will be made public on our Web site.

Home page URL:	http://www.nttdocomo.co.jp/
You will be able to view the progress by clicking “information for investors” and then “general shareholders’ meeting”

[Simultaneous relay]

Content of what will be made public:	Progress from the beginning to the end
* As for the part covering questions from shareholders, the voice of shareholders who will consent to the opening of their questions to the public and the images of directors will be released.

Time and date of release:	From 10:00 a.m. on Tuesday, June 21, 2005 to the end of the general shareholders’ meeting

How to peruse:	When you access “progress of general shareholders’ meeting” using the URL given above, the display for inputting password will be indicated. Then you will input the “voting rights exercise code” and click the “login” button. The “voting rights exercise code” is written on the form for voting rights exercise.

[Videotaped relay]

Content of what will be made public:	Progress from the beginning to the end
* The part covering questions from shareholders will be made public in the text form.

Period of release:	From Monday, June 27, 2005 to Friday, September 30, 2005

How to peruse:	You can peruse the videotaped relay by accessing “progress of the general shareholders’ meeting” using the URL given above.

NTT DoCoMo, Inc.

Sanno Park Tower, 11-1, Nagata-cho 2-chome, Chiyoda-ku, Tokyo 100-6150, Japan

Phone:03-5156-1111

http://www.nttdocomo.co.jp/

Companies listed on the NYSE must comply with certain standards regarding corporate governance under Section 303A of the NYSE Listed Company Manual. However, listed companies that are foreign private issuers, such as the Company, are permitted to follow home country practice in lieu of certain provisions of Section 303A.

The following table shows the significant differences between the corporate governance practices followed by U.S. listed companies under Section 303A of the NYSE Listed Company Manual and those followed by the Company.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by the Company
A NYSE-listed U.S. company must have a majority of directors meeting the independence requirements under Section 303A of the NYSE Listed Company Manual.

Under the Commercial Code of Japan and the Law concerning Exceptional Measures to the Commercial Code with respect to Auditing, etc. of Joint Stock Corporations (collectively, the “Commercial Code”), Japanese joint stock corporations (kabushiki kaisha) above a certain size, including the Company, may elect to structure their corporate governance system to be either that of a company with corporate auditors (kansayaku secchigaisha) or that of a company with specified committees (iinkai-to secchigaisha). The Company is currently a company with corporate auditors.

As a company with corporate auditors, the Company is not required under the Commercial Code to have any independent directors on its board of directors. The tasks of supervising the administration of the Company’s affairs by its directors and examining the Company’s financial statements are assigned to the Company’s corporate auditors, who are separate from the Company’s management. The Company is required to have at least one “outside” corporate auditor who must meet independence requirements under the Commercial Code. As of the end of our ordinary general meeting of shareholders this year, an outside corporate auditor will be defined as a corporate auditor who has not served as a director, executive officer, manager or any other employee of the company or any of its subsidiaries. After the close of the ordinary general meeting of shareholders this year, at least half of the Company’s corporate auditors will be required to be outside corporate auditors.

A NYSE-listed U.S. company must have an audit committee composed entirely of independent directors, and the audit committee must have at least three members.	Under the corporate auditor system that the Company employs, the board of corporate auditors is a legally separate and independent body from the board of directors. The function of the board of corporate auditors is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company: to monitor the performance of the directors, and review and express opinion on the method of auditing by the company’s accounting firm and on such accounting firm’s audit reports, for the protection of the Company’s shareholders.

Under the Commercial Code, the Company is required to have at least three corporate auditors. The Articles of Incorporation of the Company provide for not more than five corporate auditors. Currently, the Company has five corporate auditors. Each corporate auditor has a four-year term. In contrast, the term of each director of the Company is one year.

Starting on July 31, 2005, when the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees become applicable to foreign private issuers, the Company expects to rely on an exemption under that rule which is available to foreign private issuers with boards of corporate auditors meeting certain criteria. The Company expects to make a disclosure regarding such reliance in its annual reports on Form 20-F for the fiscal year ending March 31, 2006 and thereafter.

A NYSE-listed U.S. company must have a nominating/corporate governance committee composed entirely of independent directors.

The Company’s directors must be elected at a general meeting of shareholders. Its board of directors does not have the power to fill vacancies thereon.

The Company’s corporate auditors must also be elected at a general meeting of shareholders. The Company’s board of directors must obtain the consent of its board of corporate auditors in order to submit a proposal for election of a corporate auditor to a general meeting of shareholders. The board of corporate auditors is also empowered to adopt a resolution requesting that the Company’s directors submit a proposal for election of a corporate auditor to a general meeting of shareholders. All corporate auditors have the right to state their opinion concerning the election of a corporate auditor at the general meeting of shareholders.

A NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors.	The maximum aggregate compensation amount for the Company’s directors and that of the Company’s corporate auditors must be, and accordingly has been, approved at a general meeting of shareholders. The Company must also obtain the approval at a general meeting of shareholders if the Company desires to change such maximum amount of compensation. The compensation amount for each director is determined by the Company’s [President and director] who is delegated to do so by the board of directors, and that for each corporate auditor is determined upon consultation among the corporate auditors.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	Pursuant to the Commercial Code, if the Company desires to adopt an equity compensation plan under which stock acquisition rights are granted on specially favorable conditions (except where such rights are granted to all of its shareholders on a pro rata basis), the Company must approve the plan by a “special resolution” of a general meeting of shareholders, where the quorum is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required.